FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

14th Floor, Daerung Post Tower 2nd
182-13 Guro-Dong Goru-Gu
Seoul, Korea 152-790
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	The Prospectus(Merger)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	May 21, 2010	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Item 1

Prospectus (Merger)
Section I.  Basic Merger Items

1. Basic Merger Items

A. Overview of the Parties to the Merger

(1) Parties to the Merger

Surviving Corporation After Merger
Name of Corporation	Webzen Inc. (“Webzen”)
Address	14Fl. Daerung Post Tower 2nd, 182-13 Guro-dong, Guro-gu, Seoul
Representative Director	Chang Keun Kim
Corporate Category	KOSDAQ Listed Corporation
After Merger	Surviving Corporation

Dissolving Corporation After Merger
Name of Corporation	NHN Games Co., Ltd. (“NHN Games”)
Address	13Fl. Daerung Post Tower 2nd, 182-13 Guro-dong, Guro-gu, Seoul
Representative Director	Byoung Gwan Kim
Corporate Category	Unlisted Corporation
After Merger	Dissolving Corporation

(2) Background of Merger
By merging with NHN Games, a company in possession of verified game development capabilities and profitability, Webzen hopes to enhance its game service portfolio, expand its publishing business and promote efficient development of online games by sharing R&D resources and integrating the operational networks of the parties to the merger. Ultimately, this is expected to enhance the management efficiency and the competitiveness of the two companies, as well as increase the synergistic effect between the two companies, thereby increasing Webzen’s share value.

B. Impact on Corporate Management, Finances, and Operations
(1) Impact on Corporate Management
As of the date of submission of the Report on Important Items in Korea, the largest shareholder of Webzen is NHN Games. The largest shareholder of NHN Games is NHN Corporation. The dissolving corporation is a subsidiary of NHN Corporation. Upon completion of this merger, Webzen will remain as the surviving corporation and its largest shareholder will change from NHN Games to NHN Corporation.

(2) Effects on Finance and Operations
As of the date of submission of the Report on Important Items in Korea, Webzen has developed online games such as ‘MU’ and ‘SUN’ and is providing commercial service and preparing for the open beta testing and commercialization of the new game ‘Huxley’ and the FPS game ‘BATTERY’ via publishing contract. NHN Games is a company specializing in the development of online games such as ‘R2’, ‘Archlord’, ‘C9’, and ‘BATTERY’.

Webzen seeks to enhance its capabilities in new games development by procuring the game development capacities of NHN Games, and is regarding this as an opportunity to expand its weak portfolio in the publishing business.

Also, Webzen expects to achieve significant financial synergies through the reduction of overhead cost such as salaries and network costs, and diversification of profit sources, which will in turn help maximize its profitability.

C. Listing Plan
As of the date of submission of the Report on Important Items in Korea, Webzen, the surviving corporation, is listed on KRX KOSDAQ Market (“KOSDAQ”) and does not have plans to delist after the merger. In a merger between a listed corporation and a unlisted corporation, pursuant to KOSDAQ Market Listing Rules and other relevant Korean law, a merger will be deemed an “indirect listing” if either (i) two or more of the total assets, capital, and sales as per the financial statements of the unlisted corporation for the fiscal year immediately preceding the fiscal year of the date of submission of the Report on Important Items in Korea, are greater than that of the listed corporation or (ii) the largest shareholder of the surviving corporation changes upon completion of merger. This merger was deemed a case of “indirect listing” since the largest shareholder will change from NHN Games to NHN Corporation.

At market closing on April 15, 2010, Korea Exchange (“KRX”), which operates KOSDAQ on which Webzen is listed, suspended the trading of Webzen’s common shares for one day while reviewing the merger in relation to the indirect listing rules. At market closing on April 16, 2010, KRX cleared the issues and lifted Webzen’s common share trading suspension.

D. Other Relevant Matters Regarding the Method of Merger
In order for Webzen to conduct a merger, a merger agreement must be drafted and approved by the general shareholders meetings of both the surviving corporation and the dissolving corporation. With regards to notification and announcement of convening the general shareholders meeting, notification to shareholders in possession of 1 percent or less of the issued shares with voting rights can be substituted by announcing through the electronic announcement system (“DART”) operated by the Financial Supervisory Service or KRX at least 2 weeks before the date of the shareholders meeting as per Article 542-4 of the Commercial Code.

2. Form of Merger
A. Method of Merger
NHN Games will merge with and into Webzen. Although two or more of the total assets, capital, and sales as per the financial statements of the unlisted corporation for the fiscal year immediately preceding the fiscal year of the date of submission of the Report on Important Items in Korea, was not greater than that of the listed corporation, this merger is still deemed a “indirect listing” under article 19 paragraph 1 of the KOSDAQ Listing Regulations Enforcement Details since the largest shareholder of the surviving corporation will change upon completion of the merger.

Relevant Regulations
KOSDAQ Listing Regulations Enforcement Details Article 19 Paragraph 1 Item 2
When the largest shareholder etc., of said unlisted corporation becomes the largest shareholder of the KOSDAQ listed corporation through the merger (refers to cases of becoming the largest shareholder according to the merger ratio of the report on important items)

KOSDAQ Listing Regulations Enforcement Details Article 19 Paragraph 1 Item 3
When the sum of the number of shares of the KOSDAQ listed corporation held by the largest shareholder etc., and shareholders with 5% or more of the shares of the unlisted corporation as of the date of submission of the report on important items and the number of new shares of the listed corporation that are to be issued through the merger is greater than the shares of the KOSDAQ listed corporation held by its largest shareholders etc.(including new shares to be issued to said shareholder upon merger), as of the date of submission of the report on important items. However, this does not apply when the largest shareholder etc., and shareholders with 5% or more of the shares of the unlisted corporation become the largest shareholder of the KOSDAQ listed corporation at least one year prior to the date of submission of the report on important items.

B. Whether this is a case of small scale merger or simplified merger
This merger is not governed by Article 527-2(simplified merger) or Article 527-3(small scale merger) of the Commercial Code.

C. Listing Status of Surviving Corporation after Merger
Webzen, the surviving corporation, is a KOSDAQ listed corporation as of the date of submission of the Report on Important Items in Korea, and there are no plans to delist after the merger.

3. Progress and Schedule
A. Important progress before signing of contract or resolution by board of directors.
(1) External evaluation contract for the evaluation of merger value
An external evaluation contract was signed on March 29th, 2010 with Deloitte Anjin Accounting Firm (“Deloitte”), which is a member of Deloitte Touche Tohmatsu. Under the contract, Deloitte was engaged to verify the appropriateness of the merger value and stock exchange ratio pursuant to Article 176-5 of the Enforcement Decree. Such evaluation was conducted from March 29th, 2010 to April 14th, 2010 and Deloitte issued a report confirming the appropriateness of the merger value and stock exchange ratio on April 14th, 2010.

(2) Date of resolution of board of directors for decision on merger: April 15th, 2010.

(3) Date of Merger Agreement: April 15th, 2010.

B. Merger Timeline

Item		Webzen Inc.	NHN Games Co., Ltd.
Resolution of Board of Directors Approving the Merger		15 April 2010	15 April 2010
Date of the Merger Agreement		15 April 2010	15 April 2010
Determination of Shareholders for General Shareholders Meeting on Merger		6 May 2010	6 May 2010
General Shareholders Meeting for Approval of Merger		4 June 2010	28 May 2010
Term for Exercising Appraisal Rights of Objecting Shareholders	Commencement	5 June 2010	29 May 2010
Termination		25 June 2010	17 June 2010
Date of Merger		7 July 2010	7 July 2010
General Assembly for Merger Completion Report		8 July 2010	8 July 2010
Announcement of Merger Completion Report		9 July 2010	9 July 2010
Other Schedule
Announcement of Closure of Shareholder List		20 April 2010	20 April 2010
Period of Closure of Shareholder List	Commencement	7 May 2010	7 May 2010
	Termination	11 May 2010	11 May 2010
Period of Prior Notice of Shareholders Objecting to the Merger	Commencement	19 May 2010	13 May 2010
	Termination	3 June 2010	3 June 2010
Announcement of Submission of Objections by Creditors		5 June 2010	5 June 2010
Period of Submission of Objections by Creditors	Commencement	6 June 2010	6 June 2010
	Termination	6 July 2010	6 July 2010
Period of Submission of Old Shares	Commencement	-	6 June 2010
	Termination	-	6 July 2010
Expected Date of Merger Registration		12 July 2010
Expected Date of Issuance		5 August 2010
Expected Date of Listing New Shares		6 August 2010
Note 1) The aforementioned schedule contains expected dates as of the submission date of the Report on Important Items and is subject to change due to the amendment of related laws, consultation and authorization processes of the relevant agencies, satisfaction of conditions preceding the merger or other relevant circumstances.
Note 2) The general assembly for merger completion report shall be replaced by the newspaper notice per resolution of the board of directors.

4. Conditions for Consummation of Merger
A. Termination Conditions of the Merger Agreement
The termination conditions of Article 13 of the merger agreement are as follows;

Article 13. TERMINATION. This Agreement may be terminated at any time prior to the Effective Time of the Merger by any party (except by the party in violation of this Agreement):
(a) by mutual written consent of WEBZEN and NHN Games; or
(b) if there are any insolvency, dissolution, liquidation, bankruptcy or work-out procedures of, or application for such procedures by, either WEBZEN or NHN Games; or
(c) if the approval of the shareholders of WEBZEN and/or NHN Games regarding the Merger has not been obtained in the three months period after the shareholder list closing date; or
(d) if the consummation of the Merger becomes illegal or impossible, due to any changes in the relevant laws or government regulations, and no agreement between WEBZEN and NHN Games is forthcoming in 30 days since such changes became effective; or
(e) if a party breaches the Agreement and does not remedy in 30 days after its receipt of the other party’s written request for remedy; or
(f) if the total amount of appraisal rights exercised exceeds KRW 30,000,000,000; or
(g) if any change that will have a material adverse impact on the finance, operation, sales and prospects of either WEBZEN or NHN Games occurs.
In the event of termination of this Agreement, this Agreement and all related transactions shall retroactively become void and null except for the liabilities already incurred.

B. Possibility of Merger being voided at the General Shareholders Meeting for Approval
Merger may be voided if the approval of two-thirds or more of the attending shareholders and one-third or more of the total issued shares is not received at the special general shareholders meeting convened for the approval of this merger. This requirement applies to both the surviving corporation and the dissolving corporation.

C. Regulations or Special Provisions of Related Laws
Any required authorization, licenses, or acceptance of reports of governmental agencies must be received by the day before the date of the merger. Otherwise this merger may be nullified.

Section 2 Merger Value and Calculation Formula
1. Merger Value
A. Merger Ratio
The merger of the KOSDAQ-listed Webzen,(hereinafter referred to as “surviving corporation”) and NHN Games, the unlisted corporation, (hereinafter referred to as “dissolving corporation”) will be conducted according to the following ratios.

(unit: KRW, Share)

Item	Surviving Corporation (Webzen Inc.)	Dissolving Corporation (NHN Games Co., Ltd.)
Value per share	11,800 KRW	18,557 KRW
Merger Ratio	1: 1.57262712 (1.57262712 shares of surviving corporation issued per 1 share of dissolving corporation.)

B. Calculation Formula
Article 176-5 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea (the “Enforcement Decree”) provides that, in cases of a merger between a “listed corporation” and a “unlisted corporation” (i.e., a private company), (i) the stock exchange ratio shall be determined based upon the market price of the stock-listed corporation (as long as market price exceeds the net asset value per share) and the weighted average of “asset value,” “earnings value” and “relative value” of the stock-unlisted corporation, provided that when relative value is unavailable, it may be replaced with the weighted average of the asset value and earnings value (the methods of calculating asset value, earnings value and relative value are to be prescribed by the Finance Service Commission (“FSC”)) and (ii) if the surviving corporation after the merger is a stock-listed corporation, the appropriateness of the merger value shall be appraised by an outside appraisal organization such as an accounting firm, credit rating agency or other organizations designated in the rules. FSC has published interpretive guidelines setting forth that (i) asset value shall be calculated by subtracting loans and receivables the payments of which are doubtful from net tangible assets and then dividing by issued and outstanding shares, (ii) earnings value shall be calculated by dividing estimated net profit per share (using the weighted average of the projections of net income for the current year and the immediately subsequent year after subtracting the expected dividends) by the benchmark ROE (150% of the average interest rate of 1-year term savings of four Korean commercial banks designated by FSC) and (iii) relative value is calculated by averaging the market price of two or more companies that are conducting similar businesses, listed on an exchange and meet other requirements and then discounting the price at a reasonable rate, which shall not be lower than 30%.

2. External Evaluation of Merger
A. Evaluating Institution: Deloitte

B. Overview of Evaluation
- Date of Evaluation Contract: March 29th, 2010
- Evaluation Period: March 29th, 2010 – April 14th, 2010
- Name of Evaluating Company: Deloitte
In reviewing the merger ratio of 1 : 1.57262712 reported by the surviving corporation, we used the financial statements as of December 31st, 2009 provided by the surviving corporation, the financial statements as of December 31st, 2009 provided by the dissolving corporation, stock data of the surviving corporation, estimated financial statements for fiscal year ending on December 31st, 2010 and 2011 of the dissolving corporation, respectively, and applied the merger value calculation methods stipulated by Article 165-4 of the Financial Investment Services and Capital Markets Act, Article 5-13 of the Regulations on Issuance and Announcement of Shares, and Articles 4 through 8 of its Enforcement Details.

C. Independence of External Evaluating Institution
(1) Evaluation of the Independence of External Evaluating Institution
The external evaluating institution of this merger is Deloitte Anjin LLC, to which Articles 21 and 33 of the Certified Public Accountant Act on the independence of external evaluating institution and Article 5 -14 of the Regulations on Issuance and Announcement of Shares applies. The contents of said provisions are as follows.
Article 21 (Restrictions on Functions)
(1) No certified public accountant shall be allowed to carry out functions relating to auditing or certifying financial statements (including consolidated financial statements provided for in Article 1-2 of the Act on External Audit of Stock Companies; hereinafter the same shall apply) for persons falling under one of the following subparagraphs: <Amended by Act No. 6994, Dec. 11, 2003; Act No. 7619, Jul. 29, 2005>
1. Any person (including any company; hereafter the same shall apply in this Article) for whom a certified public accountant or his spouse is holding an office of directorship or equivalent position (including a position in charge of works relating to financial matters), or has held such an office during the preceding one year;
2. Any person who employs certified public accountants or their spouses or has employed them during the preceeding one year; or
3. Any person, other than those provided for in subparagraphs 1 and
2, who is recognized by the Presidential Decree as having obvious interests with a certified public accountant or his spouse so as to make it difficult for the certified public accountant to carry out his functions fairly.
(2) Any certified public accountant, who is contracted to perform the business of auditing or certifying the financial statement of any specific company, shall be prohibited from performing the business falling under each of the following subparagraphs for such specific company during the contract term: <Newly Inserted by Act No. 6994, Dec. 11, 2003>
1. The business of making accounting records and compiling financial statement;
2. The business of conducting internal audit by proxy;
3. The business of creating or operating the financial information system; and
4. Other businesses that are prescribed by the Presidential Decree as having conflict with the business of auditing or certifying the financial statement.
(3) The certified public accountant referred to in paragraph (2) may perform any business other than the business falling under each subparagraph of the same paragraph in accordance with the procedures prescribed by the Presidential Decree including internal control procedures, etc. <Newly Inserted by Act No. 6994, Dec. 11, 2003>

Article 33 (Restrictions on Functions)
(1) An accounting corporation may not perform functions of auditing and certifying financial statements for a person falling under any of the following subparagraphs: <Amended by Act No. 6994, Dec. 11, 2003; Act No. 7619, Jul.
29, 2005>
1. Any person (including any company; hereafter the same shall apply in this Article) of which shares are owned, or for which contributions are made by the accounting corporation;
2. Any person with whom members of the accounting corporation have relations provided for in each subparagraph of Article 21 (1); and
3. Any person who is undeniably interested in any accounting corporation other than the accounting corporations referred to subparagraphs
1 and 2 or is prescribed by the Presidential Decree as being recognized to have been interested in such accounting corporation during the preceeding one year.
(2) The provisions of Article 21 (2) and (3) shall apply mutatis mutandis to every accounting corporation. <Newly Inserted by Act No. 6994, Dec. 11, 2003>

Enforcement Decree Article 14 (Restrictions on Functions)
Article 14 (Restrictions on Functions)
(1) The term “person as prescribed by the Presidential Decree” in Article
21 (1) 3 of the Act means a person falling under any of the following subparagraphs who has a relationship with either a certified public accountant or his spouse: <Amended by Presidential Decree No. 17238, Jun. 18, 2001; Presidential
Decree No. 18352, Apr. 1, 2004; Presidential Decree No. 19374, Mar. 10, 2006>
1. A person whose stocks or contributed shares are owned by a certified public accountant or his spouse;
2. A person who has a credit or obligation worth not less than 30 million won against a certified public accountant or his spouse: Provided,
That the credit or obligation falling under any of the following items shall be excluded:
(a) The credit directly connected with the service of the certified public accountant pursuant to the provisions of Article 2 of the Act;
(b) The credit, such as deposit, installment savings within the extent of the amount protected in accordance with the Depositor Protection
Act;
(c) The credit, such as membership, license to a facility, which has been purchased in accordance with the standard stipulation or at a normal price;
(d) The credit, such as retirement pension pursuant to the Guarantee of Workers’ Retirement Benefits Act;
(e) The obligation established after supplying collateral in accordance with the normal procedures, such as a loan secured against house, a loan secured against saving, etc. which have been extended by the institutions pursuant to the provisions of Article 38 of the Act on the Establishment, etc. of Financial Services Commission;
ENFORCEMENT DECREE OF THE CERTIFIED PUBLIC ACCOUNTANT ACT
12
(f) The obligation that has not been overdue from among the obligations with the date of payment not longer than 2 months following the use of credit card pursuant to the provisions of subparagraph 3 of Article 2 of the Specialized Financial Credit Business Act; or
(g) The credit or obligation occurred involuntarily from merger, inheritance or lawsuit, etc. during the period of audit;
3. A person who rents office premises to a certified public accountant without charging rents or for such rent as is considerably low compared to normal transaction prices;
4. A person who continues to remunerate a certified public accountant or to provide other special economic benefits with him for his services other than for what are considered as normal services by certified public accountants; and
5. A person who has provided or committed to provide the stocks of his own firm, bonds with warrant, convertible bonds, or stock options to a certified public accountant as a price for rendering the services under
Article 2 of the Act.
(2) The term “business that is prescribed by the Presidential Decree” in
Article 21 (2) 4 of the Act means the business (hereinafter referred to as the “business of actual inspection, etc.”) of actual inspection, financial report, and valuation of assets, capital, and other rights (including those not indicated in financial statements; hereinafter referred to as the “assets, etc.”) of a specific company and any other business of presenting any opinion on the appropriateness of the transactions of the assets, etc. and other contracts therefor, for the purposes of selling the whole or part of the assets, etc. <Newly Inserted by Presidential Decree No. 18352, Apr. 1, 2004; Presidential
Decree No. 19374, Mar. 10, 2006>
(3) Where a council of creditors has been organized for the purpose of collecting bad credits, the business of actual inspection, etc. carried out by the members of the council of creditors (hereinafter referred to as the “members”) for the purpose of joint sale of assets, etc. which had been acquired through conversion into investment or proffer of collateral, etc. by the largest stockholder may be carried out by a certified public accountant, notwithstanding the provisions of paragraph (2): Provided,
That the certified public accountant falling under any of the following subparagraphs shall be excluded: <Newly Inserted by Presidential Decree No.
19374, Mar. 10, 2006>
1. The certified public accountant rendering the service of auditing or identifying the members who have charge of the service of joint sale

Enforcement Decree Article 15-2 (Restriction on Functions of Accounting Corporation )
(1) The term “person prescribed by the Presidential Decree” in Article
33 (1) 3 of the Act means a person falling under any of the following subparagraphs: <Amended by Presidential Decree No. 19374, Mar. 10, 2006>
1. A person who employs the staff member of an accounting corporation in charge of the business of auditing or certifying his financial statements, etc. or his spouse within the past one year as his officer or other equivalent thereto (including a staff member in charge of his financial affairs);
2. A person who has credits or obligations worth not less than 100 million won against an accounting corporation. In this case, the proviso to
Article 14 (1) 2 shall apply mutatis mutandis to the accounting corporation;
or
3. A person who has the relation as referred to in Article 14 (1) 3 through
5 with an accounting corporation.
(2) The provisions of Article 14 (2) through (5) shall apply mutatis mutandis to accounting corporations. In this case, a “certified public accountant”
shall be deemed an “accounting corporation”. <Amended by Presidential Decree
No. 19374, Mar. 10, 2006>

Regulations on the Issuance and Announcement of Shares Articles 5 – 14 (Limitations on the Evaluation by External Evaluating Institutions Etc.)
The following falls under “special relationships as designated and announced by FSC” as stipulated in Article 176-5 Paragraph 8 of the Decree.
1. Cases in which the external evaluating institution holds 3% or more of its capital into a company party to the merger or when a company party to the merger holds 3% or more of its capital in the external evaluating institution.
2. When shareholders holding 5% or more of the capital of the external evaluating organization and shareholders holding 5% or more of the capital of the company party to the merger are the same person or related parties. However, if such person or related party is an institutional investor and does not have the relationship stipulated in item 5 below with the external evaluating institution or the company party to the merger, this does not apply.
3. When an executive of the external evaluating institution holds 1% or more in the company party to the merger, or an executive of the company party to the merger holds 1% or more in the external evaluating institution.
4. When an executive of the external evaluating institution or company party to the merger is a related party of a main shareholder of the external evaluating institution or company party to the merger.
5. When the same person is in a position to exercise actual influence over important operational decisions of the external evaluating institution and the company party to the merger, such as the appointment and dismissal of its executives.
6. When the external evaluating institution is the accounting auditor (includes the accounting auditors of financial statements subject to evaluation) of the company party to the merger. <amended 2009.7.6>

Deloitte, which conducted the evaluation of this merger ratio, does not fall under the cases stipulated by the aforementioned Certified Public Accountant Act articles 21 and 33, the standards regulated by its enforcement decree, or article 5-14 of the Regulations on Issuance and Announcement of Shares, and is therefore independent to the companies party to the merger as of the time of evaluation of this merger ratio.

(2) Whether the ‘External Evaluation Guidelines’ were Followed when Evaluating the Appropriateness by the External Evaluating Institution
The Financial Supervisory Service Department of Corporate Disclosure announced the external evaluation guidelines on its website (http://www.fss.or.kr) as of June 25, 2009. Said guidelines regulate the standards to be followed by external evaluating institutions when conducting external evaluations under articles 176-5 and 176-6 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act.

The companies party to the merger has verified whether the external evaluating institution reviewed the eligibility of the external evaluator and abided by the guidelines including the basic principles, analysis of financial/non-financial information, and the selection and application of evaluation approaches and methods etc.

No side agreement was entered into, promising the payment of any other fee, such as success bonuses, other than the fee for services rendered as stipulated in the ‘Merger Related Service Contract’.

(3) Method of Evaluation of the Reliability and Rationality of the Merger Related Data Provided to the External Evaluation Institution by the Company Etc.
With regards to the reliability, rationality and review methods, and logical grounds for assumptions made during the evaluation regarding the materials provided by Webzen and NHN Games to the external evaluating institution, Deloitte, please refer to the attached document, the “Analysis Institution Evaluation Opinions”.

D. Overview of Evaluation
1.	Purpose of Service
The purpose of this service is to receive a report on the appropriateness of the merger ratio pertaining to the merger between Webzen, and NHN Games, to be used as an attachment when submitting the relevant reports in accordance with the provisions of the Financial Investment Services and Capital Markets Act.

2.	Assumptions, Restrictions and Note of Caution when using the Report
The assumptions and restrictions applied in conducting this evaluation and matters which require sufficient attention to be paid to when using this report can be summarized as follows.

1)
As this report was drafted for the use by Webzen as an attachment when submitting the relevant reports of the merger between Webzen and NHN Games in accordance with the provisions of the Financial Investment Services and Capital Markets Act, this report should not be used for any other purpose.

2)
Deloitte accepted all financial statements and other financial information provided by the companies party to the merger over the course of evaluation as provided, without conducting a separate review as to whether they accurately and fully reflect the financial status and business accomplishments of the companies party to the merger. As Deloitte did not conduct any audit, review, or drafting of this information, it does not certify in any form the said information, including audit opinions.

3)
Public information as well as industrial and statistical data was gathered from sources deemed reliable by Deloitte. However, Deloitte did not conduct any investigation as to the accuracy or completeness of such information and did not take any steps to verify the same.

4)
As future events or situations may not unfold as expected by NHN Games, Deloitte does not provide any assurances as to results expected to be posted by NHN Games. That is to say, there may be significant differences between expected results and actual results, and the achievement of expected results is subject to change and reliant upon the actions, plans, and assumptions of the management.

5)
The evaluation results of Deloitte are based on the assumption that the current level of expertise and effectiveness of the management of the companies party to the merger are maintained, and that there are no important or significant changes to the properties of the companies party to the merger due to divesture, reorganization, business exchanges or capital reduction by shareholders etc.

6)
This report and evaluation results are only for the companies party to the merger and for the specific purpose mentioned in this report. Therefore, the report cannot be utilized by third parties or for purposes other than the purpose as specified. Additionally, this report and evaluation results are not in any way drafted for investment advice or any similar purpose and may not be construed as such. The evaluation results are only the opinions of the evaluator based on the information provided by the companies party to the merger and other sources.

7)	Unless otherwise agreed upon in advance and in writing, no additional tasks such as testimony or statements in court with regards to the contents of this report can be demanded of Deloitte.

8)	No contents of this report may be altered by anyone other than Deloitte, and Deloitte will not be held liable for any such unauthorized alterations.

9)	Unless otherwise specified, Deloitte did not give any consideration or take any measures with regards to the potential effects of future laws or regulations on the companies party to the merger.

10)
When projected financial information drafted by the management was used by Deloitte, Deloitte did not participate in investigating or drafting such information. Therefore Deloitte does not express any form of certification, including audit opinions with regards to such projected financial information and related assumptions. Situations or events may take place differently than expected and therefore differences can exist between projected financial information and actual results, some of which may be significant.

11)	Deloitte conducted surveys of the management of the companies party to the merger with regards to the past, present, and future business prospects of the respective companies.

12)
Unless otherwise specified, Deloitte relied on statements of shareholders, management, and other third parties with regards to the value and potential of usage of all facilities and equipment used for the business and other assets or debt (however, exceptions exist when otherwise specified in this report). Deloitte did not conduct any separate verification process as to whether the assets used for business had any securities or restrictions attached or whether the companies party to the merger had complete ownership of them.

13)
Deloitte abided by the “external evaluation guidelines” announced by the Financial Supervisory Services on June 25th, 2009. Said guidelines stipulate as to the items that need to be followed when conducting evaluation work as per articles 176-5 and 176-6 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act. As such, Deloitte abided by said guidelines in terms of the basic principles, analysis of financial/non-financial information, and the selection and application of evaluation approaches and methods when conducting the evaluation.

14)	The effects of the limitations or problems related to this report other than items 1) through 13) must also be considered.

Section 3 Investment Risk Factor

1.	Risk Factors Related to Merger Accomplishment Conditions

A.	Conditions for Termination of the Merger Agreement per the Merger Contract

The contract termination conditions as per article 13 of the merger agreement are as follows;
Article 13. TERMINATION. This Agreement may be terminated at any time prior to the Effective Time of the Merger by any party (except by the party in violation of this Agreement):
(a) by mutual written consent of WEBZEN and NHN Games; or
(b) if there are any insolvency, dissolution, liquidation, bankruptcy or work-out procedures of, or application for such procedures by, either WEBZEN or NHN Games; or
(c) if the approval of the shareholders of WEBZEN and/or NHN Games regarding the Merger has not been obtained in the three months period after the shareholder list closing date; or
(d) if the consummation of the Merger becomes illegal or impossible, due to any changes in the relevant laws or government regulations, and no agreement between WEBZEN and NHN Games is forthcoming in 30 days since such changes became effective; or
(e) if a party breaches the Agreement and does not remedy in 30 days after its receipt of the other party’s written request for remedy; or
(f) if the total amount of appraisal rights exercised exceeds KRW 30,000,000,000; or
(g) if any change that will have a material adverse impact on the finance, operation, sales and prospects of either WEBZEN or NHN Games occurs.
In the event of termination of this Agreement, this Agreement and all related transactions shall retroactively become void and null except for the liabilities already incurred.

B.	Possibility of Merger being Voided at the General Assembly of Shareholders to Approve the Merger

The merger may not go through if the merger is not approved by two-thirds or more of the shares with voting rights of attending shareholders or one-third or more of the total shares issued at the extraordinary general assembly of shareholders held for the approval of this merger.

C.	Regulations and Special Rules in the Relevant Laws

If this merger agreement requires the authorization, approval, acceptance of reports etc., this merger will be voided if such approval etc., are not acquired by the date of the merger.

2.	Listing of New Merger Shares and Possibility of De-Listing

A.	Expected Date of Listing of New Merger Shares

The expected date of listing of the new shares issued by Webzen, following the merger is July 20th, 2010.
☐	The aforementioned date may be altered over the course of discussion with and authorization by the relevant institutions.

B.	Possibility of De-Listing

The merger in question satisfies the requirements of the KOSDAQ Listing Rules and thus is not subject to the de-listing clause. The merged company NHN Games, is dissolved under this merger.

C.	Whether this is an Indirect Listing: Yes

Cases in which where two or more items out of the total assets, capital, and sales of the unlisted corporation as per the financial statements for the fiscal year immediately preceding the fiscal year of the date of submitting this report are greater than that of the listed corporation or when the largest shareholder as stipulated by the KOSDAQ Market Listing Regulations Details Article 19 changes upon the merger are deemed to be an indirect listings.

Although the total assets, capital, and sales of the unlisted corporation NHN Games., are smaller than those of the listed corporation Webzen, as per the financial statements for the fiscal year immediately preceding the fiscal year of the date of submitting this report, the merger is still deemed an indirect listing as there is a change in the largest shareholder as stipulated in the KOSDAQ Market Listing Regulations Details Article 19 Paragraph 1 Items 2 and 3.

[As of: 31 DEC 2009, Fiscal year 2009]
(unit: KRW)
Company Name	Total Assets	Capital	Sales
NHN Games Co., Ltd.	62,231,140,479	6,400,000,000	25,299,164,702
Webzen Inc.	132,248,479,457	6,487,000,000	27,802,307,596

The merger of Webzen and NHN Games is a case of Indirect Listing, but as the fiscal requirements of Article 19 Paragraph 1 Item 2 of the KOSDAQ Market Listing Regulations are met, there is no possibility of de-listing after the merger.
Requirement	NHN Games Co., Ltd.	Whether Requirement is Met
Owner’s Capital of 3 Billion KRW or Higher	Owner’s Capital 22.625 Billion KRW	Yes
No Impaired Capital	Capital: 6.4 billion KRW Owner’s Capital: 22.625 billion KRW	Yes
Positive Ordinary Income Before Taxes	Ordinary Income Before Taxes: 7.175 billion KRW	Yes
Net profits of 2 billion KRW or higher or Return on Equity of 10% or higher	Net profit of term: 6.97 billion KRW Return on Equity: 30.81%	Yes
No change of 50% or more of capital within past year	N/A	Yes
Auditor’s opinion of adequacy	Auditor Opinion: Adequate	Yes
No change of largest shareholder within 6 months	No change of largest shareholder	Yes
Completion of merger, in case merger with another company is in progress	N/A	Yes
There is no conflict such as legal proceedings that may significantly affect company management. If the corporation is under bankruptcy proceeding, cause for such bankruptcy must be resolved at least 6 months before the submission date of the important item report on the merger
	N/A	Yes

3.	Risk Factors to be Considered when Investing in Related Shares Upon Success of Merger

A.	Merging Company: Webzen Inc.

(1)	Business Related Risks

In the game industry, the amount of sales are generally determined by the success of the games. Therefore if “hit” games are not produced, the profitability and growth potential of the company will be negatively affected.
Since 2003, the online game market has grown exponentially. Numerous online game, have been introduced since the begining of the online game industry, but only a handfull of ‘hit’ games account for most of the overall profits.

[Size and Growth Rates of Online Game Market]
(unit: hundred million KRW, %)
Year	2003	2004	2005	2006	2007	2008	2009(E)
Market Size	7.541	10.186	14.397	17.768	22.403	26.922	34.999
Growth Rate	66.8	35.1	41.3	23.4	26.1	20.2	30.0
Source: 2009 Republic of Korea Game White Paper, online game market size and growth rate data quoted.

Due to such characteristics of the game industry, it is important to invest large amounts of capital and specialized personnel starting at the development stages to create blockbuster games. Still, the investment of such large amounts of capital and specialized personnel does not guarantee the success of the game.

In addition, in the game genre of MMORPG, the main area of business of this company, products of competitors such as Lineage 1 and 2, Aion, World of Warcraft etc., has achieved considerable success and this significantly affected the profits of the games of this company such as Mu and Sun over a considerable amount of time.

The release and commencement of service of games such as Starcraft 2, which is expected to be released in 2010, can significantly affect the profitability of the games of this company and NHN Games, which will in turn negatively influence the profitability of this company.

(2)	Risks Related to Procuring Specialized Personnel

One of the most important success factor in the online game industry is the level of expertise of the game developers. Due to the heightened competition in the industry, the demand for such game developers is high, which increases the possibility of key personnel leaving or moving to a competitor. Such loss of key game developers can weaken the competitiveness of the company, and if the personnel required for continued business expansion and growth cannot be hired, our growth potential and profitability can be negatively affected.

Recently, successful first and second generation game developers are actively leaving their former companies and moving to other corporations or founding their own businesses. Such moves are based on their past successes and can bring about new changes to the overall game industry but can also lead to the birth of powerful competitors to this company.

Also, this can lead to a rapid increase in the transfers and movements of game developers in general, which can adversely affect the development and upgrading of this company’s games as well as customer service. This will negatively impact the growth potential of this company.

(3)	Risks Regarding Changes in Client Demand and Game Portfolio

As of December 31st, 2009, this company depends on the two games, MU and SUN, for substantially all of its income.
Currently, this company derives almost all of its income from MU and SUN, two online game products. Commercial service of MU began in 2001, making the game one of the longest tenured game in the industry. Commercial service of SUN began on January 1st, 2006, and comprises about 35% of sales as of December 31st, 2009.

The sales of MU are on a steady decrease whereas SUN is showing a steady increase, and if the decrease of MU sales is greater than expected, or the increase of SUN sales is not as great as expected, or risks regarding new games mentioned below increase, the profitability and result of operation of this company may be negatively affected.

Highly loyal customer groups maintain high level of communication within the game and offline. Many customers also show strong interest and give feedback on management policy and upgrade of games. If such customer feedback is not reflected in the games, the breakaway rates of clients can increase drastically and negatively affect the short term profitability of this company.

(4) Risks by Competitors

There has been increases in M&A activity and the appearance of large online game developers, and such large game developers are releasing more new games and services. This means the level of competition in increasing for this company and that the competition as a whole will intensify in the industry. This development can weaken the competitive advantage of this company which can lead to reductions in the profitability and growth potential of this company.

Since 2008, M&A between domestic and foreign game companies have been pursued actively. Domestic cases include the acquisition of Hanbit Soft by T3 Entertainment, and Neople by Nexon, with the acquisition of J2M Soft by EA as a foreign example.

Also, the rapid growth of the world online game market has led to a great increase in game companies into the field which intensified the level of competition in the global game market. What is more, considering the high domestic popularity enjoyed by Starcraft 1 and World of Warcraft by Blizzard, events such as the expected release of Starcraft 2 are expected to have significant impacts on not just online games but arcade and console games as well, and this could negatively affect the profitability of this company. There are over 100 online game developing companies in the country, in addition to market leaders such as Blizzard and NC Soft and Chinese corporations developing and releasing new games. This company is competing with other companies not just in the field of MMORPG, but also in online casual games and game portals, and is currently competing with console game companies such as Microsoft, Sony, and Nintendo. Many of these competitors possess greater financial, marketing, and game developing resources than this company and intensified competition under such conditions can lead to undesired results in the online game market. Such intensification of competition can negatively impact on this company’s profitability.

(5) Risks by Strengthened Regulations by Government Agencies and Related Institutions

Online games are subject to legal regulation and classification by the government which can delay or prohibit the release of new games and reduce the existing or potential client base. Such risks greatly affect the profitability and growth of this company.

In 2006, in an effort to overcome the limits of the existing ‘Act on Records, Videos, and Games’ and create policies that systematically reflect the characteristics of the game industry, the ‘Game Industry Promotion Act’(the “Game Industry Act”) was enacted, legislated, and announced. The enactment of the Game Industry Act has positive effects such as the progressive improvement of regulations on the game industry, but various regulations were implemented with regards to game user protection guidelines and game conflicts. Also regulations against gambling or obscenity have been strengthened.

Under the game classification policy, a part of such regulations, the regulator can demand the alteration of game contents, functions, or marketing strategies which can lead to the delay or prohibition of the release of new games or upgrades of existing games which in turn can hurt our client base and negatively affect the transforming of potential client into actual clients.

Also, the fatigue system(a system of applying certain handicaps within the game to users when playing for a certain number of continuous hours or more) designed to prevent game addiction of adolescents and game users, applies certain restrictions to game use and may negatively affect the overall profitability of the game.

(6) Risks of Foreign Operations

Foreign operations entail risks arising from different business, political, and economic situations, and the profits from overseas business are always subject to exchange rate risks.
As of December 31st, 2009, Webzen generated royalty and license income from China, Taiwan, Japan, the Philippines, Vietnam, and the US through local affiliates or licensees. Also, global service is provided to other foreign regions using the IDC located in Korea and Europe, creating additional game usage profits.

Foreign operations are subject to inherent risks, including disputes with our licensees or joint venture partners, uncertain legal environments, different consumer preferences, unexpected regulatory requirements, tariffs and other barriers, difficulties in training and retaining staff and managing foreign operations, difficulties in obtaining or renewing required licenses and obtaining administrative approvals and difficulties in collecting foreign receivables. We will also be exposed to risks of foreign exchange fluctuations as we record our license and joint venture income in KRW in our financial statements.

(7) Risks Related to New Game Development Schedules

Delays in new game development, both internally and through joint operations with other companies, can lead to negative results.
Webzen plans to release several new games beginning in 2010. The domestic open beta testing and commercialization of Huxley is scheduled for 2010. Also, the open beta testing and commercial service of ‘BATTERY’, developed by NHN Games and the publishing rights of which are owned by Webzen, is also scheduled for 2010.

Also, under a development outsourcing contract with NHN Games, Webzen has resumed the development of the game Parfait Station, the development of which was suspended by this company in 2009. The development is currently going smoothly, but if the development process is delayed due to unexpected technical or business conditions, there can be delays to the servicing schedule of the new game and this may negatively affect the future profitability of Webzen.

Webzen is also developing MU2, the sequel to MU. The establishment of the development organization and initial development began in early 2009 with goals for completion by 2011, but if delays are to occur changes will be made to the mid and long term profit diversification plans.

Also, Webzen has entered into game development contracts with overseas developers such as Real Time World Inc.(“RTW”), of England and RED 5 Studio Inc(“RED5”) of the USA.

Under the contract with RTW, Webzen will receive a certain share of the sales of APB, a game currently under development by RTW. The development and release schedule of APB can affect the profits of this company and as the currency used is US dollars(“USD”), risks regarding exchange rates are also present.

A game called T-project is being development under the contract with RED5. The development of T-project by RED5 is constantly progressing, but recently it was reported that a Chinese company called The9 was in the process of acquiring RED5. If the development of T-project is delayed under these conditions, the profitability of Webzen will be negatively affected and there exists the possibility of conflicts regarding the ownership and copyrights of the game. Also, as the currency used is USD, exchange rate risks exist.

B. Merged Company: NHN Games
(1) Risk Related Items
NHN Games, conducts business in the same field of online game development as Webzen. As such, it is subject to some of the same risks as Webzen, namely (1) business risk, (2) risks related to procurement of specialized personnel, (4) risks by competitors, and (5)risks by strengthened regulations by government agencies and related institutions.

(2) Risks Related to Changes in Client Demand and Game Portfolio

As of December 31st, 2009, this company relies on the 3 products R2, Archlord, and C9 for most of its income.
NHN Games began open beta testing and commercial service of the new game C9 in 2009, but its sales only comprise 5.78% of total sales for 2009. The following is data on the sales of this company for 2008~2009.
(unit: KRW, %)
Item	6th Term(Fiscal year 2009)			5th Term (Fiscal year 2008)
	Sales	Percentage of Sales	Compared to Previous Year	Sales	Percentage of Sales
Archlord	5,957,179,698	23.5%	-13.6%	6,898,782,460	28.4%
R2	16,138,695,620	63.8%	-5.3%	17,037,951,366	70.1%
C9	1,740,289,385	6.9%	0.0%	-	0.0%
Other	1,463,000,000	5.8%	285.4%	379,630,546	1.6%
Total	25,299,164,702	100.0%	4.0%	24,316,364,372	100.0%
As seen above, the sales percentages of Archlord and R2 are quite high for the fiscal year 2009. C9 does not comprise a great part of the sales as the open beta testing and commercialization began in the latter half of 2009, but an increase in sales is expected in the fiscal year 2010.

However, if the decrease in sales of existing games becomes high or the increase in sales of C9 after fiscal year 2010 is not as high as expected, the profitability of the remaining company may be negatively affected.

(3) Risks Related to the Development of New Games

NHN Games is developing new games and reviewing, and developing plans for sequels, but past successes do not guarantee the success of new games and this may negatively affect the profitability of this company.

The online game industry is a market characterized by intense competition with a relatively low threshold for entry into the market. These characteristics of the industry have caused game development to require specialized star developers, large numbers of developers, and lengthy development process, which in turn lead to new games being large scale games.

Also, online games can provide steady and constant high profit levels if they interest the customers and become successful but if they fail to do so, companies may not be able to even recoup the development costs.

Furthermore, making accurate projections on the success of new games at the planning, development as well as the open beta testing stages is extremely difficult. Therefore, the involvement of star developers, the investment of large number of human resources, and lengthy development process do not guarantee the success of the game. If market reactions to new games in the future are negative, it may negatively affect the profitability and stability of NHN Games and greatly damage the potential base for growth of NHN Games.

(4) Risks Related to Debts Such as Short Term Debt Convertible Bonds

The rapidly changing domestic economic conditions can lead to additional risks related to debts and convertible bonds of NHN Games, and when conversion rights of convertible bonds are exercised, share values may become diluted.

Short term debts as per the audit reports of NHN Games as of December 31st, 2009 are as follows.
[ Short Term Debt Status ]
(unit: 1,000 KRW)
Item	Loan Source	Yearly Interest Rate	This Term (Fiscal year 2009)	Previous Term (Fiscal year 2008)
Normal Working Fund Loan	IBK	5.40%	6,000,000	-
	Hana Bank	5.27%	9,000,000	-
Share Acquisition Funds	Search Solution Co., Ltd.	7.50%	-	4,500,000
	Samsung Securities Co.	7.20%	-	1,000,000
			15,000,000	5,500,000
Through the merger of Webzen and NHN Games, the aforementioned short term debts will be assumed by the Webzen, the company remaining after the merger as short term debts. This leads to the occurrence of short term debts of Webzen as of the date of submission of this report, and in the event that domestic and foreign economic conditions worsen in the future, this could mean risk exposure to additional cost resulting from high interest.

As of December 31st, 2009, the convertible bonds of NHN Games as per its audit report are as follows.
(unit: 1,000 KRW)
Item	Acceptor	Issue Date Expiration Date	Face Interest Rate Guaranteed Return	This Term (Fiscal year 2009)	Previous Term (Fiscal year 2008)
1st Convertible Bond	NHN Corporation	2008.10.22 2013.10.21	0.00% 7.71%	12,500,000	12,500,000
Redemption Premium				5,625,000	5,625,000
Conversion Rights Adjustment				(6,079,032)	(7,600,320)
Subtotal				12,045,968	10,524,680
2nd Convertible Bond	NHN Corporation	2008.10.22 2013.10.21	0.00% 7.71%	-	12,500,000
Redemption Premium				-	5,625,000
Conversion Rights Adjustment				-	(7,600,320)
Subtotal				-	10,524,680
Total				12,045,968	21,049,360
Contents			1st Convertible Bonds	2nd Convertible Bonds
Interest Payment Date (redemption method)		Pay 145% of unconverted bonds at once on the expiration date
Conversion Request Term		22 JAN 2009 ~ 20 OCT 2013
Type of Shares to be Issued upon Conversion		Registered normal shares
Number of Shares to be Issued upon Conversion(*)			140,355 shares	140,355 shares
Conversion Price(*)			89,060 KRW	89,060 KRW
Early redemption rights of debenture holder			When request is made by debenture holder between 3 years after the issue date and before the expiration date, redemption is made with yearly simple interest rate of 9% applied.
When request is made by debenture holder between 3 months and 1 year after the issue date or between  3 years after the issue date and before the expiration date, redemption is made with yearly simple interest rate of 9% applied.

Early redemption rights of issuing company			-	When request is made by issuing company between 3 months and 1 year after the issue date, redemption is made with yearly simple interest rate of 9% applied.
(*) Conversion Price Adjustment
Conditions	Conversion Price Adjustment
Occurrence of shares below conversion price etc.	{issued shares x (newly issued shares x issue value per share/previous conversion price)}/(issued shares + newly issued shares)
Merger, reduction of capital, capital increase without consideration etc.	Adjust conversion price so that same effects as before the occurrence of condition can be achieved
When IPO price is below conversion price upon IPO(Indirect Listing included)	100% of IPO price
The share value of NHN Games was 5,000 KRW per share initially, but a stock splitting of one share into 10 was conducted on January 14th, 2010. Also, in the case of 2nd convertible bonds, early redemption of the total amount was completed in 2009 per the request of the issuing company, NHN Games. Therefore, in the contents above, the number of shares to be issued upon conversion is the 140,355 shares of the 1st convertible bonds, and following the effects of the stock split the total number of shares is 1,403,550 and the conversion price per share is 8,906 KRW.

Upon completion of this merger, if NHN Corporation does not make the requests to convert the bonds into stock during the 2-year period between October 22nd, 2011, and October 21st, 2013, or early redemption rights are not exercised, Webzen, the company remaining after the merger, must repay 18.121 billion won on October 21st, 2013. This can cause temporary negative effects to the stability and profitability of the company due to reduction in the company’s reserve capital and occurrence of interest costs, and when conversion rights are exercised during the appropriate term, the share values may be diluted significantly at that point.

(5) Risks Regarding Concentration Levels of Operations

As NHN Games relies heavily on NHN Corporation, the parent company, for its operational activities, its profitability may decrease due to management decisions by NHN Corporation

As of December 31st, 2009, 69.7% of the sales for fiscal year 2009 and 81.9% for fiscal year 2008 came from NHN Corporation signifying that NHN Games heavily relies on NHN Corporation.

Even after this merger is completed, if NHN Corporation makes management decisions regarding the games that were developed and currently serviced by NHN Games that are disadvantageous towards Webzen, the surviving company, this may negatively impact the profit and income structure of the surviving company.

(6) Risks Related to Derivatives

The exercise of appraisal rights related to NHN Games, which is classified as derivatives, may affect the fiscal stability of NHN Games. The exercise of such rights may cause the number of Treasury shares of Webzen, the surviving corporation, to change. By the time Webzen disposes the shares acquired through the merger within 3 years of acquisition, the share price could change rapidly due to the increased circulation.

Over the course of acquiring Webzen shares, which are classified as investment shares under equity method, appraisal rights were issued which allows the largest shareholder of Webzen and 2 other people to request NHN Games to purchase their shares at a certain price.

The contents of the aforementioned appraisal rights are as below.
Round	Appraisal Right Holder	No. of shares subject to appraisal rights	Appraisal value per share	Sales price(KRW)	Term of exercising appraisal rights
1st	Kim, Nam Joo and 2 others(FN 1)	389,219	18,000	7,005,942,000	30 business days starting 01 JUN 2009(2009.06.01~2009.07.10) (FN2)
2nd	Kim, Nam Joo and 2 others	778,441	16,000	12,455,056,000	30 business days starting 01 JUN 2010(2010.06.01~2010.07.12)
3rd	Kim, Nam Joo	87,653	16,000	1,402,448,000	30 business days starting 01 JUN 2011(2011.06.01~2011.07.13)
Total	Kim, Nam Joo and 2 others	1,255,313		20,863,446,000

(FN1) The parties of the contract are the 3 previous largest shareholders of Webzen, Kim, Nam Joo, Cho, Gi Yong, and Song, Gil Seop.
(FN2) The first round of appraisal rights were exercised at 17,500 KRW per share following the agreement between the parties on the appraisal value, and such result is noted in the Report on Large Holding of Shares Etc., (general) of NHN Games dated June 19th, 2009.

The aforementioned share transfer contract was entered into on September 3rd, 2008, and the aforementioned appraisal rights were issued upon entering into the contract. On this matter, please refer to the ‘Other Important Items’ announced on September 4th, 2008, and the notice of the ‘Change of Largest Shareholder’ announced on October 24th, 2008 by NHNGames co., Ltd as well as the ‘Report on Large Retaining of Shares Etc.,(general)’ announced on September 10th, 2008, the ‘Report on Ownership of Specific Shares by Executives and Main Shareholders’ dated October 10th, 2008, and the Report on Large Retaining of Shares Etc.,(general) and Report on Ownership of Specific Shares by Executives and Main Shareholders’ dated June 19th, 2009, and announced by NHN Games.

With regards to the aforementioned share transfer contract, in the event that NHN Games and Webzen consummate the merger, the exercise period of the second and third round of appraisal rights is changed to 30 business days from the day the holders of the appraisal rights are notified of the board resolution on the merger, and if such rights are not exercised within the exercise period, such rights will cease to exist. Also, if the share value of Webzen remains 18,000 KRW or higher for 30 consecutive business days, the appraisal rights will cease to exist.

NHN Games classifies these appraisal rights as derivatives, which fall under sales transactions for accounting purposes, and the amount of derivative evaluation profits (non-operative revenues) occurring with regards to derivative transactions in 2009 was 4,883 million KRW. Partial appraisal rights were exercised in 2009 to reduce derivative debt by 5,203 million KRW, and as of the end of 2009, 4,442 million KRW in derivative debts are appropriated as non-liquid debts.

In order to evaluate the value of appraisal rights, NHN Games reviews the matter at the end of each year. The review consisted of calculating the value of the European Option with no extinction option attached and the Barrier Option with the Knock-Out condition attached to evaluate the appropriateness of such derivative debt. The number attained by subtracting the value of the first group appraisal rights already executed and the amount noted as derivative debt on the financial statements from the value calculated at the time of the initial contract was deemed to be the value of derivative evaluation profit.

If this merger is consummated, the term of appraisal rights will be reduced and the term of exercising said rights will end before the date of the merger. Therefore if the appraisal rights are exercised, the shares of Webzen owned by NHN Games will increase by 866,094 shares from the 3,469,784 shares to 4,335,878 shares (33.4% of issued shares) and these shares will become Treasury shares of Webzen after the date of merger. Such shares are expected to be disposed of within 3 years of the date of merger in accordance with the Financial Investment Services and Capital Markets Act and its subordinate laws.

(7) Stock Option Status

The number of circulated shares may increase due to the exercising stock options, and this can cause share price to change.

The dissolving company NHN Games has granted 155,150 shares to 38 employees over 3 occasions from 2007 through March, 2010, and details are as follows.

[As of: 21 APR 2010]                                                                                                         (unit: share, KRW)
Receiving Party	Relationship	Date	Method	Type of Share	Changed Numbers			Unexercised no.	Exercise Term	Price
					Granted	Exercised	Cancelled
No, Dong Hwan and 35 others	Employee	2007-12-01	New Shares	Common Shares	178,200	-	168,800	9,400	2009-12-01 2012-11-30	700
Lee, In Kyu and 54 others	Employee	2008-12-01	New Shares	Common Shares	225,650	-	115,900	109,750	2010-12-01 2013-11-30	8,906
Park, Jung Suk and 7 others	Employee	2010-03-08	New Shares	Common Shares	39,000	-	3,000	36,000	2012-03-08 2015-03-07	8,906
Total	-	-	-	-	442,850	-	287,700	156,150	-	-

When such stock options are exercised, the surviving company Webzen will satisfy its obligations by issuing new shares or utilizing treasury shares. The stock options will be exchanged for common shares of Webzen based on the merger ratio, 1.57262712 shares of Webzen per each underlying NHN Games common share of the stock option granted by NHN Games, a total of 243,993 shares.

In the case such granted stock options, the issuance of new shares or treasury shares can increase the number of circulated shares upon exercise of such options, and this can impact the share prices in the short term.

(8) Risk related to Revenue Projections

NHN Games is planning to offer C9, which was launched in 2009 and Battery, a first person shooter (“FPS”) game which underwent closed beta testing in 2010, overseas. If such global expansion is successful, such strategy will increase the company’s value, but if the global expansion generate less revenue than expected or such expansion is delayed, it might negatively impact the company’s value.

C9 was developed by NHN Games and underwent closed and open beta testing in 2009. Commercial service of C9 started in the fourth quarter of 2009. The release of C9 was highly anticipated even before its launch, and it has positively contributed to NHN Games’ revenue since the launch of the commercial service in 2009. Battery, a FPS game, underwent closed beta testing in 2010, and is expected to undergo open beta testing and be offered as a commercial service in the second half of 2010.
NHN Games have spent the last three years developing these two games, which the company has high hopes for. A publishing agreement is already in place with Tencent, a major Chinese publisher, for C9.
Tencent is the largest internet company in China and is a major online game developer and publisher. Tencent offers Korean games such as Dungeon Fighter, Cross Fire, Abba as well as games that it developed on its own. Please refer to Tencent’s website at www.tencent.com. Details of the publishing agreement cannot be disclosed here due to the confidentiality provision that both corporations have agreed upon.
NHN Games is continuing to make efforts to expand globally in 2010. NHN Games is seeking minimum guarantee when contemplating entering into publishing agreement in a particular country. This approach is expected to help increase NHN Games’ revenue steadily.
But if revenues in certain countries are below expectations, reaction to the game is muted, or if servicing of the games become difficult due to internal conditions of certain countries, it may negatively impact the value of the company.

C. Other Investment Risks

The information in this stock report is finalized as of the date of submission of the report and there are no factors that will significantly affect or cause changes to the assets, debts, cash flow, or profit and loss that can affect the merger other than those mentioned in this report.

However, over the course of pursuing the merger as per this stock report, the merger schedule may be altered due to the discussion with and authorization process of the relevant agencies and the consummation of the merger may be impacted by the results of the shareholders meeting on the merger.

Please note that significant changes in share prices after the merger could take place due to the issuance of new shares of the surviving corporation following this merger and selling of such shares.

Therefore, shareholders and investors are advised to refer not only to this stock report but also to recent notices and reports of the merging company Webzen and merged company NHN Games on the Financial Supervisor Service’s electronic notice homepage (http://dart.fss.or.kr) when making investment decisions.

Section 4 Item Regarding the Appraisal Rights of Objecting Shareholders

1. Overview of Appraisal Rights of Objecting Shareholders and other related matters
A. Requirements of Appraisal Rights of Objecting Shareholders
As per Article 522-3 of the Commercial Code and Article 165-5 of the Financial Investment Services and Capital Markets Act, shareholders of record, as of the date closure of the shareholder list, who object to the resolution of the board of directors approving the merger can demand that the corporation in question to purchase the shares they own, within 20 days from the date of the approval of the merger by the general shareholders meeting, in written form by specifying the type and number of shares to be purchased, as long as they have notified their objection to the resolution of the board of directors by the day before the general shareholders meeting (only applies to shares verified to have been acquired by the objecting shareholder before the resolution of the board of directors or those verified to have been acquired after announcement of the resolution of the board of directors but acquired under a stock purchasing contract which was executed by the day after announcement of the said resolution). Appraisal rights can be exercised on just a portion of shares owned as well. However, in accordance with Article 522-3 of the Commercial Code and Article 165-5 of the Financial Investment Services and Capital Markets Act, appraisal rights of objecting shareholders are only given to shareholders continuously holding shares from the date of closure of the list of shareholders to the date of exercising appraisal rights of objecting shareholders. Holders of the shares sold and reacquired during such period lose such appraisal rights. Once the appraisal rights are exercised, it is final.

Also, shareholders who submitted to the corporation a written objection regarding the resolution of the board of directors on the merger, but voted in favor of the merger at the general shareholders meeting cannot exercise appraisal rights of objecting shareholders. Of the parties to the agreement, Webzen, the KOSDAQ listed corporation, must purchase the shares subject to the exercising of such appraisal rights within one month from the last date the appraisal right exercise period, and NHN Games, the unlisted corporation, must purchase those shares within one month from the last date the appraisal right exercise period.

※
In accordance with Article 165-5 of the Financial Investment Services and Capital Markets Act, this only applies to shares verified to have been acquired by the objecting shareholder before the resolution of the board of directors and those verified to have been acquired after announcement of the resolution of the board of directors but acquired under a stock purchasing contract which was entered into by the day after announcement of said resolution.

B. Expected Price of Appraisal Rights
(1) Expected purchase price of share for Webzen in response to the exercise of appraisal rights
Proposed Price by Company for Agreement	KRW 12,144 per Share
Basis for Calculation	Value calculated in accordance with Article 176-7 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act
Procedure if agreement is not made
When the company in question or the shareholder exercising appraisal rights disagree on the proposed price of the company, request can be made to a court to determine the price in accordance with Article 165-5 Paragraph 3 of the Financial Investment Services and Capital Markets Act

※	Formula for Calculating Expected Share Purchase Price (As of April 14th, 2010)
Item	Price	Period related to the Calculation
① Weighted average stock price of traded volume within past two months	12,224	16 FEB 2010 ~ 14 APR 2010
② Weighted average stock price of traded volume within past one month	12,068	15 MAR 2010 ~ 14 APR 2010
③ Weighted average stock price of traded volume within past one week	12,140	08 APR 2010 ~ 14 APR 2010
Calculated purchase price {(①+②+③)/3}	12,144	-

The share values and traded volumes for the two months prior to April 14th, 2010 used to calculate the aforementioned price are as follows.

Date	Closing Price	Traded Volume	Traded Volume times Closing Price
16 FEB 2010	12,550	154,571	1,939,866,050
17 FEB 2010	12,700	110,231	1,399,933,700
18 FEB 2010	12,750	67,831	864,845,250
19 FEB 2010	12,600	221,725	2,793,735,000
22 FEB 2010	12,600	131,854	1,661,360,400
23 FEB 2010	12,800	159,268	2,038,630,400
24 FEB 2010	12,650	73,337	927,713,050
25 FEB 2010	12,600	95,065	1,197,819,000
26 FEB 2010	12,800	106,250	1,360,000,000
02 MAR 2010	12,600	65,835	829,521,000
03 MAR 2010	12,400	74,067	918,430,800
04 MAR 2010	12,350	125,449	1,549,295,150
05 MAR 2010	12,000	134,856	1,618,272,000
08 MAR 2010	11,850	150,788	1,786,837,800
09 MAR 2010	11,800	104,461	1,232,639,800
10 MAR 2010	12,200	118,711	1,448,274,200
11 MAR 2010	12,100	65,493	792,465,300
12 MAR 2010	12,150	58,042	705,210,300
15 MAR 2010	12,150	60,983	740,943,450
16 MAR 2010	11,900	77,284	919,679,600
17 MAR 2010	11,900	137,104	1,631,537,600
18 MAR 2010	11,750	60,607	712,132,250
19 MAR 2010	11,750	155,894	1,831,754,500
22 MAR 2010	11,450	100,669	1,152,660,050
23 MAR 2010	11,700	81,950	958,815,000
24 MAR 2010	11,550	35,591	411,076,050
25 MAR 2010	11,450	63,073	722,185,850
26 MAR 2010	11,600	45,778	531,024,800
29 MAR 2010	12,000	122,115	1,465,380,000
30 MAR 2010	12,300	244,736	3,010,252,800
31 MAR 2010	12,550	211,329	2,652,178,950
01 APR 2010	12,500	85,945	1,074,312,500
02 APR 2010	12,500	91,711	1,146,387,500
05 APR 2010	12,050	69,492	837,378,600
06 APR 2010	11,900	59,211	704,610,900
07 APR 2010	12,100	130,855	1,583,345,500
08 APR 2010	12,100	115,379	1,396,085,900
09 APR 2010	12,350	180,251	2,226,099,850
12 APR 2010	12,350	166,751	2,059,374,850
13 APR 2010	12,200	53,629	654,273,800
14 APR 2010	11,800	210,387	2,482,566,600
Weighted average stock price of traded volume within past two months (A)		4,578,558	55,968,906,100
Weighted average stock price of traded volume within past one month (B)		2,560,724	30,904,056,900
Weighted average stock price of traded volume within past one week (C)		726,397	8,818,401,000
Average(D)={(A+B+C)/3}			12,144

(2) Expected Purchase Price for NHN Games in response to the exercise of the appraisal rights
In accordance with Article 374-2 Paragraph 3 of the Commercial Code, the stock purchase price is determined through an agreement between the shareholders requesting purchase and the company. However, if an agreement is not reached within two months of NHN Games having received the request for shares purchase, the company in question or the shareholder requesting the purchase can request that a court determine the purchase price in accordance with Article 374-2 Paragraph 4 of the Commercial Code. As such, NHN Games plans to confer with the shareholders, who gave notification of their objection to the merger in written form prior to the day before the date of the special general shareholders meeting, on the purchase price.

C. Process, Method, Term and Location
(1) Process of Exercising Appraisal Rights
(A) Notification of Objection
In accordance with Article 522-3 of the Commercial Code and Article 165-5 of the Financial Investment Services and Capital Markets Act, shareholders of record as of the day before the closure of the list (May 06, 2010) must notify their objection with the resolution of the board of directors on the merger in written form not later than the day before the general shareholders meeting (June 04, 2010). However, beneficial shareholders who have entrusted their stocks to stock companies must notify the stock company. In this case, notification of objection must be made not later than 3 working days prior to the general shareholders meeting. Stock companies must compile the object notifications of beneficial shareholders and notify the securities agency, the Korea Securities Depository, not later than 2 working days before the general shareholders meeting. The Korea Securities Depository must notify the company of such objection as proxy of the beneficial shareholders before the general shareholders meeting.

(B) Method of Requesting Appraisal
In accordance with Article 522-3 of the Commercial Code and Article 165-5 of the Financial Investment Services and Capital Markets Act, shareholders that made the aforementioned notification of objection can exercise their appraisal rights by submitting to the company the relevant stock certificates and a written form with the number and types of shares owned within 20 days of the resolution of the general shareholders meeting (June 25, 2010). However, beneficial shareholders who have entrusted their stock certificates to stock companies can exercise their appraisal rights by submitting an appraisal rights of objecting shareholders request form to the stock company where their shares are and entrusted. If beneficial shareholders make such request to their stock company not later than 2 working days before the termination of the appraisal rights exercise period, the Korea Securities Depository will make the request in their place.

(2) Appraisal Rights Exercise Period of Objecting Shareholders
In accordance with Article 522-3 of the Commercial Code and Article 165-5 of the Financial Investment Services and Capital Markets Act, shareholders that have notified their objection to the resolution of the board of directors on the merger can exercise their appraisal rights within 20 days of the resolution of the general shareholders meeting.

(3) Location
(A) Shareholders of Record
Name of Company	Location
Webzen Inc.	14F, Daerung Post Tower 2nd, 182-13 Guro-dong, Guro-gu, Seoul
NHN Games Co., Ltd.	13F, Daerung Post Tower 2nd, 182-13 Guro-dong, Guro-gu, Seoul

(B) Beneficial Shareholders Entrusting Stock Certificates to Securities Companies:
the relevant stock companies

D. The Impact of the Results of Appraisal Rights of Objecting Shareholders on the Effectiveness of the Merger Contract Etc.
With regards to the merger of Webzen, and NHN Games, as per Article 522-3 of the Commercial Code, Article 165-5 of the Financial Investment Services and Capital Markets Act, and Article 176-7 of its Enforcement Decree, if the aggregate amount of the purchase price that needs to be paid by NHN Games and Webzen in response to the exercise of aforementioned appraisal rights exceeds KRW 30,000,000,000, the parties to the merger can mutually agree in written form to cancel the merger or revise its process, schedule, and dates.

E. Method of Acquiring, Expected Date and Method of Payment of Appraisal Funds
(1) Method of Acquiring Appraisal Funds:
Use existing funds or procure funds

(2) Method of Payment

Shareholders of Record	Cash payment or transfer to registered account of shareholder
Beneficial Shareholders	Transfer to personal account with the relevant financial investment business (stock company)

(3) Expected Date of Payment
Item	Name of Company	Expected Date of Payment
Surviving Corporation	Webzen Inc.	Payment is expected to be made within 1 month from termination of the appraisal right exercise period
Dissolving Corporation	NHN Games Co., Ltd.	Payment is expected to be made within 2 months of receiving appraisal requests

(4) Please note appraisal prices or other terms or procedures related to the exercise of appraisal rights are subject to change over the course of conferring with shareholders when necessary.

(5) Method of Selling of Shares Acquired through the Appraisal Process
The shares acquired through the appraisal process are expected to be sold within 3 years of purchasing such shares, in accordance with Article 165-5 Paragraph 4 of the Financial Investment Services and Capital Markets Act and Article 176-7 Paragraph 3 of its Enforcement Decree.

F. When Appraisal Rights are Limited or not Recognized
Not Applicable.

Section 5 Relationship of the Parties

1. Relationship of the Parties
A. Share Relationship
As of the date of submission of the Report on Important Items, NHN Games, owned 3,469,784shares (26.74% of issued shares) of the issued stocks of Webzen

B. Concurrently held Executive Positions
Mr. Byoung Gwan Kim, the director of strategy and registered executive of Webzen, is also the CEO of NHN Games. Mr. Kim was elected as director of Webzen by the vote of the special general shareholders meeting convened on October 24th, 2008. Mr. Kim was elected and registered as the CEO of NHN Games, from September 12th, 2005 through the date of the submission of the Report on Important Items in Koreat.

C. Cases in which major shareholders of one corporation is a related party to the other corporation
The largest shareholder of the surviving corporation, Webzen, is NHN Games, and the CEO of NHN Games is a related party to NHN Corporation.

The status of major shareholders of Webzen and NHN Games are as follows.
Name of Major Shareholder		Webzen Inc.		NHN Games Co., Ltd.
		Owned Shares	Percentage (base on total issued shares)	Owned Shares	Percentage (base on total issued shares)
Major Shareholder Etc.	NHN Corp.	-	-	6,000,000	46.88%
	Related Party (note 1)	-	-	5,978,450	46.71%
Major Shareholder Etc.	NHN Games Co., Ltd.	3,469,784	26.74%	-	-
	Related Party(note 2)	10,000	0.08%	-	-

(Note 1) As of the date of submission of the Report on Important Items in Korea, Mr. Byoung Gwan Kim, the CEO of NHN Games (the largest shareholder of Webzen), is a related party to NHN Corporation.
(Note 2) As of the date of submission of the Report on Important Items in Korea, Mr. Chang Keun Kim, the CEO of Webzen, is a related party of NHN Games, the largest shareholder of Webzen.

D. Other Competitive or Supplementary Relationships and other Relevant Items
Webzen expects to enhance its efficiency by implementing measures involving efficient development of online games, cost reductions, and avoidance of overlapping investments, made possible through the integrated operation of shared management resources including game development personnel, R&D facilities and networks, game service infrastructure, and other support personnel.

Additionally, this merger is expected to increase the number of online game services Webzen offers. Also, constant growth in sales and profits are expected through, among other things, the offering of new games currently under development. As such, the achievements of NHN Games will be reflected as results of Webzen following the merger and will thus contribute to increasing sales and profits of Webzen.

2. Transactions between Parties

A. Obligation Guarantees and Provision of Securities for Parties
Not applicable.

B. Purchasing, Sales, Business Receivables, Obligations, Accounts Payable, Outstanding Payments Etc.
Significant transactions between Webzen and related parties for this fiscal term and the previous term as per the audit report  as of and for the year ended December 31, 2009 and the related receivables and obligations as of December 31st, 2008 and 2009 are as follows (unit: KRW 1,000).

Account Item	Sales Etc.		Purchases Etc.		Receivables		Obligations
	2009	2008	2009	2008	2009	2008	2009	2008
Companies with major influence
NHN Games Co., Ltd.	634,375	-	461,630	-	206,598	-	563,291	-
NHN Corp.	217,509	-	61,931	-	31,119	-	6,946	-
	851,884	-	1,523,561	-	237,717	-	570,237
Subsidiary Companies
9Webzen Limited	345,934	360,445	-	-	17,933	40,038	-	-
Webzen Taiwan Inc..	710,171	768,140	-	-	3,383,130	3,740,210	-	-
Webzen America Inc.	-	207,492	-	-	5,119,743	5,451,065	-	-
Flux Co., Ltd.	-	-	-	-	60,000	60,000	-	-
	1,056,105	1,336,077	-	-	8,580,806	9,291,313	-	-

C. Transactions with Major Shareholders of Parties to the Merger
(1) Credit Grants to Major Shareholders Etc.
Not applicable.

(2) Asset Transfer to and from Major Shareholders
Not Applicable.

Section 6 Other Items Required for the Protection of Investors.

1. Previous Mergers
Both parties have had no previous mergers.

2. Shares of Major Shareholders
A. Share Holdings of the Largest Shareholders and Related Parties Before and After the Merger

Shareholder	Type	Before Merger		After Merger		Note
		No. of Shares	Share	No. of Shares	Share
NHN Games Co., Ltd.	Common	3,469,784	26.74%	-	-	Convert to treasury shares after merger
NHN Corp.	Common	-	-	9,435,763	28.50%
Chang Keun Kim	Common	10,000	0.08%	10,000	0.03%	CEO of Webzen Inc.
Byoung Gwan Kim	Common	-	-	9,401,873	28.40%	CEO of NHN Games Co., Ltd.
Total	Common	3,479,784	26.82%	18,847,636	56.93%
Total No. of Issued Shares	Common	12,974,000	100.00%	33,103,627	100.00%

B. Plan for Transfer of Shares of Largest Shareholder Etc., After Merger
Not Applicable

C. Restriction of Sale of Shares of Largest Shareholder Etc., and Authority
This is a merger by the KOSDAQ-listed corporation Webzen of the unlisted company NHN Games and is deemed an “indirect listing” in accordance with Article 19 Paragraph 1 of the KOSDAQ Market Listing Rules stipulating the change of largest shareholder. Therefore, in accordance with Article 22 Paragraph 1 of the KOSDAQ Market Listing Rules the largest shareholder of the dissolving corporation (NHN Games), NHN Corp. and related parties must put Webzen shares acquired from the merger in protective entrustment of the Korea Securities Depository for 2 years from the day of merger (“Sale Restriction Period”). However, after the first year of the Sale Restriction Period, up to 5% of the shares so acquired during the merger may be sold each month.

[Protective Entrustment of the Largest Shareholder of Dissolving Corporation]
Name of Shareholder	Relationship	Shares in Protective Entrustment	Term of Entrustment	Note
NHN Corp.	Largest Shareholder	9,435,763	2 years	Mandatory protective entrustment
Byoung Gwan Kim	Related Party	9,401,873	2 years	Mandatory protective entrustment
Total		18,837,636

3. Change in Capital After Merger

(Unit: share, KRW)
Item	Type	Before Merger (note 1)	After Merger
No. of Authorized Shares	Common Shares	40,000,000	40,000,000
No. of Issued Shares	Common Shares	12,974,000	33,103,627
Capital		6,487,000,000	16,551,813,500
Total Capital Reserve (note 2)		129,975,413,130	-
(Note 1) The number of authorized shares, issued shares, and capital before merger are as of the date of this stock report (merger).
(Note 2) The total of capital reserve before merger is the sum of the capital surplus, earned surplus and capital adjustment, and other integrated total income and loss as of December 31st, 2009. However, the reserves that may increase due to the merger is omitted as it will be decided according to the related laws and corporate accounting standards applied to the fiscal status of Webzen.

4. Management Policy and Executive Composition
The directors and auditors of Webzen will be decided after the merger. Currently, Webzen has no plans to change the senior management or the board members other than filling in a vacant board seat.

5. Business Plan Etc.
Through the acquisition of NHN Games, Webzen plans to integrate the online game and publishing field, reinforce its product portfolio, integrate human resources and material and net work resources, and efficiently allot and manage business resources so as to achieve stable growth, thereby increasing its share value.

6. Select Post-Merger Financial Information
A. Pro Forma Balance Sheet

                                                                                                                                     (unit: million won)

Account Item	Before Merger (As of December 31st, 2009)		After Merger
	Webzen Inc.	NHN Games Co., Ltd.
[Liquid Assets]	88,921	5,444	94,365
Quick Assets	88,921	5,444	94,365
Inventory	-	-
Non Liquid Assets	43,327	56,787	100,114
Investment Assets	459	54,142	54,601
Tangible Assets	3,879	329	4,208
Intangible Assets	5,344	782	6,126
Other Non Liquid Assets	33,646	1,534	35,180
Total Assets	132,248	62,231	194,479
[Liquid Debt]	7,159	20,649	27,808
[Non Liquid Debt]	4,852	18,957	23,809
Total Debt	12,012	39,606	51,618
[Capital]	6,487	6,400	12,887
[Capital Surplus]	135,892	7,027	142,919
[Capital Adjustment]	(18,717)	724	-17,993
[Other Integrated Total Income and Loss]	(1,442)	372	-1,070
[Profit Surplus]	(1,983)	8,103	6,120
Total Capital	120,237	22,625	142,862

B.	Pro Forma Income Statement
                                                                                                                           (unit: million won)

Account Item	Before Merger (As of December 31st, 2009)		After Merger
	Webzen Inc.	NHN Games Co., Ltd.
Sales	27,802	25,299	53,101
Business Profits	-1,546	12,473	10,927
Non-operating Revenue	6,418	5,420	11,838
Non-operating Costs	3,499	10,718	14,217
Net Profits Before Corporate Tax	1,373	7,175	8,548
Corporate Tax Costs	1,055	204	1,259
Net Profit for Term	318	6,971	7,289

* The estimated balance sheet and income statement above are simple addition of the numbers on the audit reports as of December 31st, 2009, and can be different from financial statements drafted in accordance with corporate Generally Accepted Accounting Principles.

7. Publishing and Dissemination of Investment Guidebooks
A. Publishing of Investment Guidebooks
In accordance with Article 123 of the Financial Investment Services and Capital Markets Act, once this stock report (merger etc.,) is put in effect by the FSC, Webzen will draft an investment guidebook and publish it on the electronic announcement homepage of the Financial Supervisory Service (http://dart.fss.or.kr). Also, the guidebooks will be placed at Webzen’s company headquarters, the FSC, and KRX so that the shareholders of Webzen and NHN Games may view it.

B. Dissemination of Investment Guidebooks
Shareholders of NHN Games that will receive registered common stocks of Webzen due to this merger (except professional investors stipulated in Article 9 Paragraph 5 of the Financial Investment Services and Capital Markets Act and those who are exempt from dissemination of investment guidebooks as per Article 132 of the Enforcement Decree) must receive investment guidebooks prior to the special general shareholders meeting for the approval of the merger.

(1) Parties that Need to Receive Investment Guidebooks and Method of Dissemination
(A) Parties
Shareholders of Webzen and NHN Games listed on the shareholder list as of the date of determination of shareholders for the general shareholders meeting on the merger (06 MAY 2010).

(B) Method of Dissemination
Investment guidebooks to be sent via registered mail to addresses registered on the shareholder list.

(2) Other Items
(A) Of the shareholders of NHN Games that will receive registered normal stocks of Webzen due to this merger, those who cannot receive such guidebooks through registered mail should receive the guidebooks through electronic documents or express their will to deny acceptance as per Article 385 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act.

(B) For details on the receiving of guidebooks please contact Webzen or NHN Games using the following contact information.

Item	Telephone Number
Webzen Inc.	(02) 3498-1600
NHN Games Co., Ltd.	(02) 6330-3300

* Relevant Laws1

Financial Investment Services and Capital Markets Act
Article 9 (Definition of Other Terms)
(5) The term “professional investor” in this Act shall mean an investor falling under any of the following subparagraphs who has risk-taking capacity over the investment when taking into account his/her expertise for the financial investment products and asset size: Provided, That where a professional investor designated by the Presidential Decree notifies a financial investment firm, in writing, of the intention to be treated as a non-professional investor, the financial investment firm shall agree with such treatment unless there is any justifiable cause, and the investor who obtains the agreement from the financial investment firm shall be regarded as a non-professional investor: <Amended on Feb. 3, 2009>
1. Government;
2. The Bank of Korea;
3. Financial institutions designated by the Presidential Decree;
4. Stock-listed corporations: Provided, That in the case of trading over-the-counter derivatives with a financial investment firm, the same shall be limited only to cases where a stock-listed corporation notifies the financial investment firm, in writing, of its intention to be treated as a professional investor; or
5. Others prescribed by the Presidential Decree.

Article 124 (Justifiable Use of Prospectus)
(1) No one shall be permitted to allow a person (excluding professional investors or others prescribed by the Presidential Decree) who intends to acquire the securities whose registration has taken effect to acquire such securities, or to sell such securities to the person before a prospectus prepared in accordance with Article 123 is distributed. In such a case, when a prospectus is provided in the form of electronic documents in accordance with Article 436, the prospectus shall be regarded as being distributed when each of the following requirements is satisfied:
1. A person who receives an electronic document (hereinafter referred to as “recipient of electronic documents”) is required to agree to receive a prospectus in the form of electronic documents;
2. A recipient of electronic documents is required to designate the type of electronically transferable media and the place at which the recipient receives the electronic documents; 3. It must be confirmed whether a recipient of electronic documents has received the electronic documents; and
4. The contents of electronic documents are required to be identical to those of the written prospectus.`

Enforcement Decree of the Financial Investment Services and Capital Markets Act
Article 11 (Public Offering and Secondary Distribution of Securities)
(1) In calculating 50 investors pursuant to Articles 9 (7) and 9 (9) of the Act, the number of persons who have been solicited to subscribe for securities without a public offering or secondary distribution of the same type of securities within the six months preceding the date on which the solicitation for offer is made shall be added, and the number of persons falling under any of the following subparagraphs shall be subtracted:
1. A professional falling under any of the following items:
(a) A person falling under Articles 10 (1) 1 through 10 (1) 4 of this Decree;
(b) A person prescribed and publicized by the Financial Services Commission among the persons falling under Articles 10 (3) 12 and 10 (3) 13 of this Decree;
(c) An accounting firm under the Certified Public Accountant Act;
(d) A credit rating agency (hereinafter referred to as “credit rating agency”) under the Use and Protection of Credit Information Act;
(e) A person who holds a certificate as a certified public accountant, appraiser, attorney at-law, patent attorney, tax accountant, etc. and provides services, such as accounting and advisory services to an issuer; or
(f) Others prescribed and publicized by the Financial Services Commission as professionals who understand the financial status or the business operation of the issuer;

Article 132 (Person Exempted from Distributing Prospectus)
The term “others prescribed by the Presidential Decree” under the former part of Article 124
(1) of the Act other than each subparagraph shall mean persons falling under either of the following subparagraphs:
1. A person falling under Articles 11 (1) 1 (c) through 11 (1) 1 (f) of this Decree and each item of Article 11 (1) 2 of this Decree; or 2. A person who gives notice, in writing, that he/she refuses to receive a prospectus.

1 These selected sections of the Financial Investment Services and Capital Markets Act and the Enforcement Decree is part of the English text prepared by the Korea Financial Investment Association (“KOFIA”) to help foreign investors understand the Financial Investment Services and Capital Markets Act and the FSC is not involved with the texts any way. Thus, these English texts have no authority of the FSC.
Only the original Korean texts of the Financial Investment Services and Capital Markets Act and Enforcement Decree thereof have legal effect, and the translations are to be used solely as reference material to aid in understanding of this Act.
For all purposes of interpreting and applying law to any legal issue or dispute, users should consult the original Korean texts published in the Official Gazette. If you have any question regarding the translation, contact the KOFIA.

8. Other Matters Related to Investment Decisions
The following documents are placed at headquarters from 2 weeks prior to the general shareholders meeting stipulated in Article 522 Paragraph 1 of the Commercial Code until 6 months after merger.
A. Agreement and Plan of Merger
B. Document stating the allotment of shares to shareholders of company dissolving upon merger and grounds thereof.
C. Financial statements (balance sheet) and income statement of each company.

Shareholders and creditors of each company can request viewing or pay company designated fees and request issuance copies or extracts any time during operating hours.

9. Other Items
A. Regarding NASDAQ Listing
Webzen registered and listed its depositary receipts (“DR”) with the NASDAQ market located in the US on December 16, 2003. The number of shares transacted in the form of DR as of December 31th, 2009 is 1,336,290 shares (4,454,300 DR, or 10.30% of issued shares). DR shareholders can exercise rights as shareholders just like shareholders of common shares, the process of which is as follows.

When a standard date for the shareholders’ meeting or closing the register of shareholders is set, the DR deposit institution (JP Morgan Chase Bank in the case of this company) is notified two weeks prior to said standard date and the DR deposit institution notifies the DR owners of the date, location, and agenda of the shareholders’ meeting. Upon receiving such notice, DR owners express their intentions to the DR deposit institution which in turn, notifies the Korea Securities Depository (“KSD”) of the exercise of voting rights, and KSD then attends the shareholders’ meeting to exercise the votes on behalf of DR owners and DR deposit institution. At this time, the votes of DR owners are cast according to their approval or opposition to each item, and in the case of Shadow Voting, votes are cast in accordance with the approving or opposing share percentages of other shareholders. After the shareholders meeting is over, the KSD notifies the results to the DR deposit institution.

With regards to this merger, the announcements the company makes to the NASDAQ market are as follows.
Date	Form	Item	Contents of Announcement
04/16	6-K	Merger Decision	Domestic Announcement: 04/15 decision to merge company Announcement of the merger contract resolved on 04/15
04/19	6-K	Decision on Calling Shareholders’ Meeting	Domestic Announcement: 04/19 decision to call shareholders’ meeting Decision to call shareholders’ meeting to authorize the merger contract
04/20	6-K	Closing of the Register of Shareholders	Domestic Announcement: 04/20 Notice of closing the register of shareholders Notice of the closing of the register of shareholders for the shareholders’ meeting for authorizing the merger
04/26	6-K	Background and Plan of Merger	Domestic Announcement: 04/16 Report of Important Items Announcement of the method, process, and ratio etc., of the merger
04/28	13D/A	-	Report of the shares of largest shareholders etc., as of the date of decision to merge

Assuming that this merger goes through according to the schedule in this report, announcements to be made to the NASDAQ are as follows.
Date	Form	Contents of Announcement
05/28	6-K	Domestic Announcement: Results of shareholders’ meeting Announcement of the results of the shareholders’ meeting to authorize merger
06/30	20-F	Domestic Announcement: Domestic announcement of important items of announcement reported to overseas stock exchanges etc.
07/01	6-K	Report on completion of merger.
07/05	6-K	Domestic Announcement: Report on stock issuance(merger) Announcement of merger registration items and stock issuance.
07/05	13D	Report on changes in shares of new largest shareholder after merger etc.
07/20	6-K	Items on registration of new shares.

Webzen is in the process of translating the contents of this stock report into English before its announcement, and the investment guidebook is expected to be translated and announced when this stock report comes into effect.
For your information, Webzen discloses on NASDAQ by the following day all items announced domestically. If you wish to check these announcements made on the NASDAQ, please refer to http://edgar.sec.gov.

B. Contents of Applied or Reviewed NASDAQ Regulations WRT this Merger
(1) Registration of New Shares
Unless there is a valid exemption, Webzen must register all of its shares to be issued to the shareholders of NHN Games under this merger in accordance with U.S. Securities Act of 1933, as amended (the “Securities Act”) with the U.S. Securities and Exchange Commission (the “SEC”).
As the transaction of shares related to this merger is deemed an offshore transaction pursuant to Regulation S under the Securities Act, the transaction is exempt from registration. Therefore there is no need to submit a registration statement such as the Form F-4 to the SEC.

(2) Shareholder Approval Requirements under NASDAQ Rules
NASDAQ Rule 5635(a) states that approval of the shareholders must be obtained in advance when NASDAQ listed corporations newly issue shares that exceed 20% of outstanding shares or newly issue shares that exceed 5% of outstanding shares to a “related party” (related party: usually refers to the directors, executives, or large shareholders of the company). However, when the NASDAQ listed corporation is a foreign private issuer, the corporation may choose to have the laws or regulations of its home country apply in the place of the NASDAQ Rules. As Webzen has decided to follow the relevant Korean laws, it is conducting the shareholder approval process related this merger in accordance with the relevant Korean laws.

(3) Relisting Requirements in under NASDAQ “Backdoor Listing” Rule
Under NASDAQ Rule 5110(a), a NASDAQ listed corporation must apply for initial listing in connection with a transaction whereby the NASDAQ listed corporation combines with a non- NASDAQ entity, resulting in a change of control of the NASDAQ listed corporation and potentially allowing the non- NASDAQ entity to obtain a NASDAQ listing. On May 14, 2010, NASDAQ issued a letter notifying the staff’s conclusion that the merger would constitute a change of control under NASDAQ Rule 5110(a). Webzen is evaluating its options and contemplating whether to re-apply for initial listing.

(4) Reporting Duties
(a) Form 6-K
With regards to this merger, Webzen plans to announce the merger through press releases, disclosure material, shareholder guidebooks and other notices, both voluntarily and as required by law.
As a company registered with the SEC, Webzen is required to translate into English materials that are disclosed domestically or information given to domestic shareholders and promptly submit them to the SEC as attachments to Form 6-K, and such contents will be announced to US investors immediately. The information reported through Form 6-K is as follows.
- Information already made public domestically or information required to be made public by domestic regulations.
- In case the company is listed on exchanges other than the NASDAQ, information released or required to be released in accordance with the regulations of such exchange.
- Information provided to or required to be provided to shareholders and creditors of Webzen
Unless information is clearly not material, such information must be promptly disclosed in the US through Form 6-K.

(b) Scheduled 13(d) and 13 (g)
In accordance with U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) articles 13(d) and 13(g), persons acquiring 5% or more of shares with voting rights of companies registered with the SEC must report such acquisition to the SEC. Rule 13d-1(a) of the Exchange Act requires that the acquiring party submit Schedule 13D within 10 days of acquisition. As Webzen is a company registered with the SEC, acquisitions of shares of Webzen are subject to articles 13(d) and 13(g) of the Exchange Act.
NHN Games and the founders of Webzen have been jointly submitting Schedule 13D. Pursuant to Rule 13d-2(a) of the Exchange Act, NHN Games and the founders of Webzen are required to report any material changes to the facts set forth in the Schedule 13D by filing an amendment to such Schedule 13D. Grounds for having to submit reports of amendments include changes in the purpose or intent of stock ownership, or the increase or reduction of beneficially owned shares in comparison to outstanding shares (1% or more). As the purpose of share ownership by large shareholders including NHN Games is changed due to the merger, an amendment to Schedule 13D must be submitted to the SEC.
Also, large shareholders of NHN Games, who will have ownership of 5% or more of outstanding Webzen shares as of the date of completion of the merger, must submit the relevant Schedule 13D to the SEC within 10 days.

Section II.  Merged Company : NHN Games Co., Ltd

1. Company Outline
A. Legal, Commercial Name of Company
The legal and commercial name of the company is ‘엔에이치엔게임스 주식회사’ and its English name is ‘NHN Games Co., Ltd.’. In short it is written ‘NHN 게임스㈜’ or ‘NHN Games’.

B. Date of Incorporation and whether it is a Small and Medium Business
NHN Games was incorporated on October 26th, 2004, for the purpose of developing computer games and software etc., and is currently an unlisted corporation. As of the date of submission of this report, it is not a small and medium business under Article 2 of the Fundamental Small and Medium Business Act or Article 3 of its Enforcement Decree.

C. Address of Headquarters, Telephone Number and Homepage
The address of headquarters, telephone number, and homepage of NHN Games is as follows:
-	Address: 13th Floor, Daerung Post Tower 2nd, 182-13 Guro-dong, Guro-gu, Seoul

-	Tel: 822-6330-3300

-	Homepage: www.nhngames.com

D. Contents of Key Areas of Business
NHN Games’s main areas of business consist of the development of online MMORPG’s such as R2, Archlord, C9, the FPS game Battery, and the servicing of games through contracts with publishing companies such as Hangame. Please refer to ‘Ⅱ. Contents of Business’ in ‘Part 2- Items on the Parties’ for details.

E. Subsidiaries or Related Corporation
Important items on subsidiaries or related corporations of NHN Games are as follows.

Company name	Location	Size of Holding by NHN Games	Size of Holding in NHN Games	Area of Business	Listing
NHN Corporation	Korea	-	46.88%	Internet portal etc.	Korean Stock Exchange Listed Corporation
Webzen Inc.	Korea	26.74%	-	Online game service	KOSDAQ Listed Corporation

2. Company History
A. Date of Incorporation: October 26th, 2004
B. Location of Headquarters and Change of Address
Date of Change	HQ Location	Note
2004.10.26	Yeoksam-dong, Gangnam-gu, Seoul	Incorporation
	Bundang Venture Town Jeongja-dong, Seongnam Si Bundang-gu, Gyeonggi-Do	-
2006.03.24	9 I-Park 1st Bundang Jeongja-dong, Seongnam Si Bundang-gu, Gyeonggi-Do	-
2010.01.04	13F, Daerung Post Tower 2nd, 182-13 Guro-dong, Guro-gu, Seoul	Current

C. Important Changes in Management
This company has experienced no change in representative director or a change of one-third or more of its executives in the term subject to notice, and the changes in executives since incorporation are as follows.
Date of Change	Important Changes in Management		Note
	Appointment	Resignation
2004.10.26	Representative Director Moon, Tae Sik Director Kim, Byung Gwan Director Kim, Bum Soo Director Heo, Hong Auditor Lee, Suk Woo		Incorporation
2005.09.12	Representative Director Kim, Byung Gwan	Representative Director Moon, Tae Sik	Change of Representative Director
2006.03.31	Director Chun, Yang Hyeon	Director Kim, Bum Soo Director Moon, Tae Sik
2007.03.28	Director Kim, Chang Geun Director Heo, Hong
2008.11.28	Director Hwang, In Jun Director Kim, Jung Ho Auditor Kim, Hyun Sung	Director Kim, Chang Geun Director Heo, Hong Auditor Lee, Suk Woo
2010.03.26	Director Jung, Wook	Director Kim, Jung Ho

D. Change of Largest shareholder
The largest shareholder of NHN Games is NHN Corporation, and there has been no change in the largest shareholder during the period subject to disclosure.

E. Change of Company Name
There has been no change of company name.

F. Other Important Items Related to Management Activities
NHN Games acquired 1,324,000 registered common shares of Webzen, per resolution of the board of directors in June 2008, purchased 70,216 shares in the market, and acquired 1,686,349 shares in September 2008, per resolution of the board of directors to become the largest shareholder of Webzen. Then in June 2009, it acquired 389,219 shares from the previous largest shareholder of Webzen and 2 other persons to own a total of 3,469,784 (26.74% of issued shares) shares.

3. Changes in Capital
(unit: share, KRW)
Date of Share Issue	Issue(reduction) Format	Contents of Shares Issued
		Type	Number	Face Value per Share	Issue Value per Share	Note
2004.10.26	-	Common share	400,000	50,000	50,000	Incorporation
2005.04.13	Paid-in Capital Increase	Common share	200,000	5,000	50,000
2006.02.21	Paid-in Capital Increase	Common share	276,923	5,000	5,000
2006.07.21	Paid-in Capital Increase	Common share	46,155	5,000	5,000
2007.06.05	Paid-in Capital Increase	Common share	356,922	5,000	7,000
2009.01.14	Stock Split	Common share	11,520,000	500	-	Stock Split

B. Stock Related Bond Issue Status
NHN Games issued first and second rounds of convertible bonds on October 22, 2008. 12.5 billion KRW were issued in each round to give a total of 25 billion KRW. The redemptions for the second round of convertible bonds were made early in April and August of 2008 following the exercise of early redemption request rights by this company. The first round of convertible bonds are currently sustained with details as follows.

(unit: 1,000 KRW)
Item	Acceptor	Issue Date Expiration Date	Face Interest Rate Guaranteed Profit Rate	This Term (Fiscal year 2009)	Previous Term (Fiscal year 2008)
1st round of Convertible Bond	NHN Corporation	2008.10.22 2013.10.21	0.00% 7.71%	12,500,000	12,500,000
Redemption Premium				5,625,000	5,625,000
Conversion Rights Adjustment				(6,079,032)	(7,600,320)
Subtotal				12,045,968	10,524,680
2nd round of Convertible Bond	NHN Corporation	2008.10.22 2013.10.21	0.00% 7.71%	-	12,500,000
Redemption Premium				-	5,625,000
Conversion Rights Adjustment				-	(7,600,320)
Subtotal				-	10,524,680
Total				12,045,968	21,049,360

Contents	1st Convertible Bonds	2nd Convertible Bonds
Interest Payment Date (redemption method)	Pay 145% of unconverted bonds at once on the expiration date
Conversion Request Term	22 JAN 2009 ~ 20 OCT 2013
Type of Shares to be Issued upon Conversion	Registered Common Shares
Number of Shares to be Issued upon Conversion(*)	140,355 shares	140,355 shares
Conversion Price(*)	89,060 KRW	89,060 KRW
Early redemption rights of debenture holder	When request is made by debenture holder between 3 years after the issue date and before the expiration date, redemption is made applying simple interest rate of 9% per annum
When request is made by debenture holder between 3 months and 1 year after the issue date or between  3 years after the issue date and before the expiration date, redemption is made applying simple interest rate of 9% per annum

Early redemption rights of issuing company	-	When request is made by issuing company between 3 months and 1 year after the issue date, redemption is made with applying simple interest rate of 9% per annum
(*) Conversion Price Adjustment
Conditions	Conversion Price Adjustment
Occurrence of shares below conversion price etc.	{issued shares x (newly issued shares x issue value per share/previous conversion price)}/(issued shares + newly issued shares)
Merger, reduction of capital, capital increase without consideration etc.	Adjust conversion price so that same effects as before the occurrence of condition can be achieved
When IPO price is below conversion price upon IPO(Indirect Listing included)	100% of IPO price
(*) The number of issued shares and conversion prices are as of before the share split(face value 5,000 KRW). This company conducted a share split of 1 share into 10 shares(face value of 5,000 KRW to 500 KRW) on January 14th, 2009. As such, the number of shares to be issued upon conversion is changed from 140,355 to 1,403,550 and the conversion price changes from 89,060 KRW to 8,906 KRW.

4. Total Number of Shares Etc.
A. Total Number of Shares
The total number of shares to be issued as per the Articles of Incorporation of this company is 30,000,000, and the total number of issued shares is 12,800,000. This company has not issued any stocks such as preferred shares etc. besides Common Shares.
[As of: December 31st, 2009]                                                                                                                               (unit: share)
Category	Type of Share			Note
	Common Share	Preferred Share	Total
1. Total number of shares to be issued	30,000,000	-	30,000,000
2. Shares issued as of now	12,800,000	-	12,800,000
3. Number of shares reduced until now	-	-	-
4. Total issued shares	12,800,000	-	12,800,000
5. Owner’s shares	-	-	-
6. Circulated shares	12,800,000	-	12,800,000

B. Owner’s Share Status
This company has no treasury shares.

5. Status of Voting Rights
[As of: December 31st, 2009]                                                                                                                               (unit: share)
Category		Shares	Note
Total Issued Shares(A)	Common Shares	12,800,000	-
	Preferred Shares	-	-
Shares Without Voting Rights(B)	Common Shares	-	-
	Preferred Shares	-	-
Other Shares Voting Rights of which are Limited by Law(C)	Common Shares	-	-
	Preferred Shares	-	-
Shares with Voting Rights Revived(D)	Common Shares	-	-
	Preferred Shares	-	-
Total Number of Shares with Voting Rights (E=A-B-C+D)	Common Shares	12,800,000	-
	Preferred Shares	-	-

6. Items on Dividends
A. Items on Dividends
Matters regarding dividends as per the Articles of Incorporation of this company are as follows.
Article 49 (Disposal of Profits)
The appropriated retained earnings of each fiscal year are disposed of as follows.
1. Earned surplus reserve.
2. Other legal reserves.
3. Dividends.
4. Voluntary reserves.
5. Other retained earnings disposals.

Article 50 (Dividend)
① Dividend can be paid in cash and shares.
② When the company has issued multiple types of shares and dividends are paid out in shares, the general assembly of shareholders can make payments in other types of shares by resolution.
③ The dividends of paragraph 1 are paid to shareholders listed in the shareholder’s list as of the end of each settlement term and registered pledgees.

Article 51 (Extinctive Prescription of Dividend Payment Request Rights)
① Dividend payment request rights are become extinct if not exercised for 5 years.
② Dividends left by the extinction stipulated in paragraph 1 are retained by this company.

B. Dividends of Past 3 Fiscal years
There have been no dividends of this company for the past 3 fiscal years.

Item		Term 6	Term 5	Term 4
Face Value per Share(KRW)		500	5,000	5,000
Net Profit for Term (million KRW)		6,971	3,609	3,373
Net Profit per Share(KRW)		545	2,819	2,635
Total Cash Dividends(million KRW)		-	-	-
Cash Dividend Ratio(%)		-	-	-
Cash Dividend Profit Rate(%)	Common Share	-	-	-
	Preferred Share	-	-	-
Share Dividend Profit Rate(%)	Common Share	-	-	-
	Preferred Share	-	-	-
Cash Dividend per Share(KRW)	Common Share	-	-	-
	Preferred Share	-	-	-
Share Dividend per Share(share)	Common Share	-	-	-
	Preferred Share	-	-	-

II. Contents of Business

1. Business Outline
A. Industry Status
Developing IT technology has caused the game industry to grow rapidly, and the domestic online game market is growing at a greater rate compared to the arcade game or video game market. Although the growth rate of domestic online game users is slowing down, higher participation by older clients with purchasing power is leading to the qualitative increase of paid usage and ARPU etc., which will lead to stable and constant growth in the future.

According to the Game White Paper, the success of blockbuster MMORPG’s and increased M&A’s between companies are causing the online game corporation to build up their size, leading to increased competitiveness and increase in expansion into overseas markets, which will help the online game market to grow constantly.

As online game infrastructure expands worldwide, the online game market, which possessed strengths such as accessibility and relatively low price, is growing exponentially. Initially, exports were focused on Japan, China, and Taiwan etc., but recently exports have expanded to include the USA and Europe etc., allowing domestic corporations to lead the world online gaming market. As large investments and long development periods are required for game services and the probability of success for new games decreases, it is expected that domestic online games will have the upper hand in the world online game market and maintain their growth rate for now.

B. Company Status
(1) Operation Overview
This company specializes in the development of online games and services through contracts with domestic and foreign publishers. 3 MMORPG’s are currently being serviced with 1 FPS game completing closed beta testing and preparing for official service.

(2) Market Share
Market shares of the online game market are difficult to calculate due to the lack of objective data or statistics.

2. Main Products Etc.
The main products of this company are MMORPG’s such as Archlord released in 2005, R2 commercialized in October 2006, and C9 released in September 2009. Also, the FPS game Battery has completed its closed beta testing in March 2010, and is scheduled to begin official service soon.

(unit: KRW, %)
Sales Type	Game name	Sales	Rate
Online Game	Archlord	5,957,179,698	23.55%
	R2	16,138,695,620	63.79%
	C9	1,740,289,385	6.88%
Other		1,463,000,000	5.78%
Total		25,299,164,702	100.00%

3. Items on Production and Equipment
Not applicable.

4. Items on Sales
A. Sales Achievements
(unit: KRW)
Area of Business	Sales Type	Product		Term 6 (2009)	Term 5 (2008)	Term 4 (2007)
Game Business	Online Game	Archlord	Domestic	3,050,287,101	3,503,759,972	1,752,67,867
			Overseas	2,906,892,597	3,395,022,488	1,817,168,796
			Total	5,957,179,698	6,898,782,460	3,569,839,663
		R2	Domestic	13,835,241,544	16,046,366,176	7,460,959,312
			Overseas	2,303,454,076	991,585,190	43,538,456
			Total	16,138,695,620	17,037,951,366	7,504,497,768
		C9	Domestic	1,740,289,385
			Overseas
			Total	1,740,289,385	-	-
		Other	Domestic	1,463,000,000	379,630,546	967,967,232
			Overseas
			Total	1,463,000,000	379,630,546	967,967,232
Total			Domestic	20,088,818,030	19,929,756,694	10,181,597,411
			Overseas	5,210,346,672	4,386,607,678	1,860,707,252
			Total	25,299,164,702	24,316,364,372	12,042,304,663

B. Sales Route and Sales Method Etc.
(1) Sales Organization
There is no separate sales organization as sales are made through contracted publishing companies.

(2) Sales Route
Products are provided through the sites of companies with publishing contracts (publishers). Domestically, products are provided through Hangame (hangame.com) and Webzen (www.webzen.co.kr), and overseas products are provided through the sites of local companies.

(3) Sales Method and Conditions
Products are sold per method and conditions determined by the publisher and conferred upon with this company.

5. Order Status
[not applicable]

6. Items on Derivatives Etc.
Over the course of acquiring Webzen shares, which are classified as investment shares under equity method, appraisal rights allowing the largest shareholder of Webzen and 2 other people to request the company to purchase their shares at a certain price were recognized.

The company classifies these appraisal rights as derivatives which fall under sales purpose transactions for accounting purposes, and the derivative evaluation profits (non-operative revenues) occurring with regards to derivative transactions in 2009 was 4,883 million KRW. Partial appraisal rights were exercised in 2009 to reduce derivative debt by 5,203 million KRW, and as of the end of 2009, 4,442 million KRW in derivative debts are appropriated as non-liquid debts.

7. Important Operational Contracts Etc.
[not applicable]

8. Research and Development (R&D) Activity
A. Outline of R&D Activity
(1) R&D Organization
- Name: NHN Games Affiliated Research Lab(founded in June, 2008)
- Researchers: 109 (1 director, 108 researchers)
- [Research Tasks]
1. High performance shadow algorithm development and formation
2. Study on the optimization of physical engines and connection with game play.
3. Study on the network synchronization technologies of online games

B. R&D Achievements
1. C9: Development of engine related to data information, character action, and object movement.
Development of artificial intelligence script engine for processing monster actions and action combat etc.

2. Battery: Development of server database connection module, direct x 9.0 Shader, client optimization and map optimization etc.

3. Bacchus: Development of PC model structure prototype etc.

9. Other Items Relevant to Investment Decisions
A. External Fund Appropriation Summary
(unit: 1,000 KRW)
Source	Base	New Appropriation	Repayment and other Reductions	End of Term Balance	Note
Bank	-	15,000,000	-	15,000,000
Insurance Company	-	-	-	-
Merchant Bank	-	-	-	-
Other Financial Institutions	1,000,000	-	1,000,000	-
Financial Institution Total	1,000,000	15,000,000	1,000,000	15,000000
Company Stock(public issue)	-	-	-	-
Company Stock(private issue)	-	-	-	-
Paid-in Capital Increase(public issue)	-	-	-	-
Paid-in Capital Increase(private issue)	-	-	-	-
Asset Liquidation (public issue)	-	-	-	-
Asset Liquidation (private issue)	-	-	-	-
Other Financial Institutions	-	-	-	-
Capital Market Total	-	-	-	-
Loans of Shareholder Executives and Subsidiaries	4,500,000	-	4,500,000	-
Other	-	-	-	-
Total	5,500,000	15,000,000	5,500,000	15,000,000

B. Credit Rating for Past 3 Years
[not applicable]

C. Other Important Items
[not applicable]

III. Financial Items

1. Financial Information Overview
(unit: million KRW)
Fiscal year	Term 6 (2009)	Term 5 (2008)	Term 4 (2007)	Term 3 (2006)	Term 2 (2005)
[Liquid Assets]	5,444	3,247	6,053	7,479	5,397
-Quick Assets	5,444	3,247	6,053	7,479	5,397
- Inventories	-	-	-	-	-
[Non-liquid Assets]	56,787	57,915	6,933	4,193	4,104
-Investment Assets	54,142	55,962	5,919	2,070	22
-Tangible Assets	329	340	335	440	695
- Intangible Assets	782	272	269	1,684	3,387
- Other non-liquid assets	1,534	1,341	410	-	-
Total Assets	62,231	61,162	12,987	11,672	9,501
[Liquid Debt]	20,649	11,995	4,993	9,409	3,501
[Non-liquid Debt]	18,957	37,792	1,597	2,614	2,920
Total Debt	39,606	49,788	6,589	12,022	6,421
[Capital]	6,400	6,400	6,400	4,615	3,000
[Capital Surplus]	7,027	4,949	1,493	806	8,985
[Capital Adjustment]	724	388	33	80	-
[Other Overall Profit and Loss Total]	372	(1,494)	949	-	-
[Profit Surplus]	8,103	1,132	-2,477	(5,850)	(8,904)
Total Assets	22,625	11,374	6,397	(350)	3,081
Sales	25,299	24,316	12,042	4,095	3,430
Operating Profit(Operating Loss)	12,473	14,492	3,547	(5,202)	(7,173)
Net Profit(Loss) for Term	6,971	3,609	3,373	(5,100)	(7,775)
Net Profit(Loss) per Basic Share(KRW)	545	2,819	2,635	(5,525)	12,958

2. Summary of Consolidated Financial Information
This company has nothing applicable in this category as of the date of submission of this stock report.

3. Points of Caution in Using Financial Information
The financial statements of this company appropriately display the financial status of NHN Games, as of December 31st, 2009, the operational results of the fiscal year ending the same day, profit surplus, capital change, and cash flow in accordance with their relative importance as well as the generally acknowledged accounting standards of Korea.
As a matter that does not affect the auditor’s opinion, the sales ratio of the special interest party NHN Corporation of this company is 69.7% of the total sales as explained in footnote 21. As such, the operation of this company is heavily reliant on said company, and the financial statements are drafted under the assumption that such a relationship will continue in the near future.

4. Financial Statement Drafting Standards Employed by this Company
This company drafts financial statements in accordance with the generally acknowledged accounting standards of Korea, and applied the same accounting policies which was applied to the financial statements of the previous term.

(1) Recognition of Earnings
This company assesses earnings through the prices of the funds received or to be received in exchange for the sales of products, provision of services, or usage of capitals and value added tax, sales overcharge, discounts, and refunds are excluded from earnings. The earnings of this company can be assessed reliably, and earnings are recognized when there is a high probability of realizing related beneficial financial effects.

Earnings from game sales are recognized at the time internet service is commenced, and in the case of copyright revenue such as royalty earnings and license earnings, the earnings are recognized as per the revenue occurrence standards of the relevant contracts.

(2) Cash and Cash Like Assets
This company considers currency, currency equivalents such as personal checks, checking accounts, normal accounts, and financial products that can be easily transferred into cash, are not significantly affected by changes in value due to changes in interest rates, and have an expiration date of 3 months or less from the date of acquisition as cash and cash like assets.

(3) Allowance for Bad Debts
With respect to the sales debentures and other debentures as of the end of the reporting term, this company has allotted allowance for bad debts calculated reasonably and objectively.

(4) Valuation of Securities
The costs of securities are calculated using the moving average, and in the case of equity securities and debt securities, this company categorizes them into short term sales securities, sellable securities, and held-to-maturity securities according to the purpose of acquisition and holding.
Held-to-maturity shares are valuated at amortized costs, and short term sales securities and sellable securities are valuated at fair value. However, in the case of non-marketable equity securities the fair value of which cannot be reliably determined, valuation is done using the acquisition cost.

Valuation profit and loss of short term sales securities are recognized as profit and loss of the given term, and valuation profit and loss of sellable shares as other overall profit and loss totals and reflected in the profit and loss of the given term when the sellable shares are disposed of or when write-offs are recognized.

(5) Valuation of Securities under Equity Method
Securities under Equity Method which can have great influence on the company being invested in are processed by adjusting for the actual value changes that occur after acquisition. The changes are processed as profit and loss for the term (profit and loss under equity method) when changes are caused by the net profit and loss of the company being invested in, changes in undivided surplus of the previous term when caused by changes in the undivided surplus of the previous term due to serious errors or changes in accounting policies, and changes in the other overall profit and loss total (capital change under equity method) when caused by changes in capital other than the aforementioned cases.

Also, when the company invested in is a subsidiary, accounting is conducted so that the net profit and loss for the term and net capital of the individual financial statements of the mother company coincide with the same shares of the mother company in the same items of consolidated financial statements, except when the equity method is no longer applied because the balance of the investment account becomes zero.

(6) Valuation of Tangible Assets and Depreciation
Acquisition costs of tangible assets are comprised of purchasing costs or production costs and costs directly related to preparing the assets for usage. When costs expected to be spent on returning the assets to their original state by removing or disassembling said asset or restoring a site after the fiscal usage of a tangible asset is terminated satisfy the conditions for recognition as appropriation liabilities, the current value of such costs are also included in acquisition costs.

This company displays tangible asset values as acquisition costs minus the accumulated amount of depreciation calculated using the estimated depreciable life and depreciation methods specified below.
Item	Estimated Depreciable life	Depreciation Method
Machinery	5 yrs	Straight Line Method
Equipment	4 yrs	Straight Line Method
Facilities	5 yrs	Straight Line Method

When the costs of acquisition or after completion costs of tangible assets are in excess of the most recently evaluated function levels and enhance future financial profitability, those costs are regarded as capital costs, and, if not they are regarded as costs for the term they are accrued in.

Also, if the future financial values of tangible assets may become significantly lower than the book amount due to their becoming obsolete or drastic drops in market value, they are reviewed for write-offs to adjust the book values to fit the returnable value and the difference is written off. However, when the returnable value of the assets after considering write-offs exceeds the book value in the following terms, the book value after depreciation of the asset before considering write-offs is set as the limit and the amounts exceeding said limit are considered write-off refunds.

(7) Valuation and Depreciation of Intangible Assets
Acquisition costs of intangible assets are comprised of purchasing costs and costs directly related to preparing the assets for usage. This company displays intangible asset values as acquisition costs minus the amount of depreciation calculated using the estimated depreciable life and depreciation methods specified below.
Item	Estimated Depreciable life	Depreciation Method
Industrial Property	5 yrs	Straight Line Method
Software	5 yrs	Straight Line Method

(8) Write-Off of Assets
Also, if the future financial values of tangible assets may become significantly lower than the book amount due to their becoming obsolete or drastic drops in market value, they are reviewed for write-offs to adjust the book values to fit the returnable value and the difference is written off. However, when the returnable value of the assets after considering write-offs exceeds the book value in the following terms, the book value after depreciation of the asset before considering write offs is set as the limit and the amounts exceeding said limit are considered write-off refunds.

(9) Derivatives
This company evaluates rights and liabilities accrued according to derivative contracts at fair value and appropriates them as assets and debt, and the profit and loss occurring from said contracts are recognized as profits and losses of the term upon occurrence. However, when hedging is the  purpose, assets‧debts caused by certain risks and valuation profit and loss occurring from contracts to hedge risks from fair value changes are treated as profits and losses for that term, and valuation losses and profits occurring from contracts to hedge cash flow change risks of future transactions are treated as other overall profit and loss totals.

(10) Corporate Tax Costs and Deferred Corporate Tax
Corporate tax costs are appropriated by adjusting the corporate tax burden as per the Corporate Tax Act and other laws for deferred corporate tax changes. Of the temporary differences which are the differences between tax values and book values of assets‧debts, corporate tax effects on temporary differences that will increase the future taxable income are all considered deferred corporate tax debt, unless they fall under the exceptions. Corporate tax effects on temporary differences that reduce future taxable income and should be deducted and deficits etc., are considered deferred corporate tax assets when the occurrence of taxable income in the future is nearly certain and corporate tax deductions are expected to happen. Also, corporate tax and deferred corporate tax related to items directly adjusted in the capital accounts are directly added or subtracted from said capital accounts.

(11) Retirement Appropriation Debts
This company implemented the retirement pension system in 2008. The retirement pension system of this company is a defined benefit retirement pension system in which employees who meet the pension requirements receive defined pensions upon retirement. Before employees retire, the retirement funds that need to be paid at once if the employee were to retire at the end of the reported term are appropriated as retirement appropriation debts. When retiring employees whom satisfy the term requirement choose to receive retirement pension, the expected amount of the retirement pension to be paid to said employee after the date of reporting is calculated using actuarial assumptions and the current value discounted based on current market interest rate of similar public bonds at the date of reporting is appropriated as unpaid retirement pensions funds. Also, when actuarial assumptions such as mortality rates change or the passing of time leads to increased current values, such changes are treated as retirement benefits.

The assets operated by the retirement pension system are put under the item of retirement pension operation assets and written in the form of deducting from retirement related debts, i.e., retirement appropriation and unpaid retirement pension funds. However, when the retirement pension operation funds exceed the total of retirement allowance related debts, said amount is processed as investment funds.

(12) Convertible Bonds and Conversion Prices
This company appropriates the conversion prices calculated by deducting the current value with the effective interest rate of normal bonds applied from the issuing value of convertible bonds as capital surplus. Conversion rights adjustments are deducted from the face value of convertible bonds and redemption premiums are added to the value of convertible bonds.

(13) Conversion of Foreign Currency Assets and Debts
This company converts the currency like foreign currency assets and debts using the appropriate exchange rates as of the end of the reporting term and the foreign currency exchange profits and losses are processed as profits and loss for the period in question.

(14) Stock Options
This company offers shares or stock options to executives, employees, and other transaction partners, and in the case of share based payment transactions, the fair values of the materials or services being provided are treated as compensation costs and capital(capital adjustment) for accounting purposes. However, if the fair value of the materials or services being provided cannot be reliably evaluated, the fair values of materials or services are indirectly evaluated based on the given fair value of equity products and then treated as compensation costs and capital(capital adjustment). When the fair value as of the date of evaluation cannot be reliably evaluated because the conditions of the given equity product are too complicated, intrinsic values are calculated and estimated values are changed to meet the ultimately acquired number of equity products. In the case of cash based payment transactions, compensation costs and debts are recognized by evaluating the materials or services being provided and the debts incurred with regards thereto, and the fair value of the debts are reevaluated at the end of each reporting term and final payment date to conduct accounting of the changes in fair values as compensation costs. In cases of selective payment transactions in which this company or other parties can choose between cash payment or stock payment transactions, accounting is done in accordance with the actual facts of the transactions.

5. When Rewriting Financial Statements, the Reason for Rewriting, Contents and Impacts on Financial Statements
- Not applicable as of the date of submission of the stock report.

IV. Audit Opinion of the Auditor Etc.

1. Items on the Auditor
The auditing of this company was conducted by Samil PWC for terms 4 and 5 and by KPMG for term 6.

2. Audit Opinion
Fiscal year	Auditor	Audit(or review) Opinion
2007	Samil PWC	Appropriate
2008	Samil PWC	Appropriate
2009	KPMG	Appropriate

3. Status of Audit Service Contracts of Auditor
(unit: 1,000 KRW)
Fiscal year	Auditor	Contents	Payment	Total Hours Spent
2007	Samil PWC	Audit of financial statements etc.	13,000
2008	Samil PWC	Audit of financial statements etc.	15,000
2009	KPMG	Audit of financial statements etc.	15,000

4. Non Audit Service Contracts with External Auditors
[Not applicable]

Ⅴ. Items Regarding Institutions of the Company Such as Board of Directors and Subsidiaries
1. Items of the Board of Directors
A. Outline of Board of Directors Composition
As of the date of submission of the stock report, the board of directors is made up of 3 directors.

B. Important Resolutions Etc.
Session	Date	Contents of Resolution	Resolved (Y/N)	Note
2009 first meeting	2009.03.11	Partial amendment to articles of incorporation (alterations due to the enactment of the Financial Investment Services and Capital Markets Act)	Resolved	-
2009 fifth meeting	2009.12.21	Transfer of HQ	Resolved	-

C. Independence of Directors
The board of directors consists of representative director Kim, Byung Gwan and 2 other directors. Important decisions and operational processes regarding corporate management are conducted through the deliberation and decision by the board of directors.

Name	Title	Recommended by	Field	Transactions with Company	Relationship with Largest shareholder
Kim, Byung Gwan	Representative Director	Board of Directors	Representative Director	None
Hwang, In Jun	Director	Board of Directors	Finance	None	Executive
Jung, Wook	Director	Board of Directors	Game	None	Executive

2. Items on Audit Policy
A. Personal Data on Auditor
Name	Date of Birth	Experience	Date of Appointment / Termination
Kim, Hyun Sung	1971.12.07	- Masters in law from Seoul University - NHN managing director	2008.11.28 / 2011.11.27
B. Independence of Auditor
The auditor audits the operations and accounting of the company and conducts his duties from a position independent from the board of directors and other departments. The auditor may request the relevant departments to submit the relevant books and documents needed to conduct his job. Also, the auditor can receive reports on the operations of the company when needed and can access corporate information through appropriate channels.

C. Important Activities of the Auditor
[Not applicable]

3. Items on the Exercising of Voting Rights of Shareholders
A. Items on the Exercising of Voting Rights of Shareholders
The implementation of the concentrated, written, and electronic voting systems in the articles of incorporation do not apply to this company.

B. Exercising of Small Shareholders
The rights of small shareholders were not exercised during the term subject to report. This company has no competition for management rights during the term subject to report.

4. Status of Subsidiaries Etc.
A. Items on the Exercising of Voting Rights of Shareholders
The implementation of the concentrated, written, and electronic voting systems in the articles of incorporation do not apply to this company.

B. Exercising of Small Shareholders
The rights of small shareholders were not exercised during the term subject to report. This company has no competition for management rights during the term subject to report.

C. Status of Holding Concurrent Offices in Company and Subsidiaries
Name	Title in this Company	Concurrent Office
		Company Name	Title
Kim, Byung Gwan	Representative Director	Webzen Inc.	Registered Director
Hwang, In Jun	Director	NHN Corporation	CFO
Jung, Wook	Director	NHN Corporation	Acting Hangame Representative

C. Investment in other Corporations
(1) Securities under Equity Method
Company Name	Purpose of Investment	Base Balance			Increase(Decrease)			End of Term Balance			Financial Status for Recent Fiscal year
					Acquisition (disposal)		Valuation Profit and Loss
		No. of Shares	Share Percentage	Book Value	No. of Shares	Amount		Number of Shares	Share Percentage	Book Value	Total Assets	Net Profit for Term
Webzen Inc.	Game development and service	3,080,565	23.74	53,044	389,219	6,811	-	3,469,784	26.74	51,994	132,248	318
Total		3,080,565	23.74	53,044	389,219	6,811	-	3,469,784	26.74	51,994	132,248	318

The company acquired an additional 389,219 shares from the previous largest shareholder of Webzen and 2 others on June 19th, 2009.
(Refer to the related announcements of the 2009.06.19 large share situation report of stocks and report on the ownership of certain stocks by executives and important shareholders.)

VI. Items on Shareholders
1. Share Ownership of Largest shareholder and Special Interest Holders
A. Name and relationship to largest shareholder of special interest holders
As of the date of submission of this report, the largest shareholder of this company, NHN Corporation, holds a total of 46.88% of our shares. Also, the largest shareholder etc., a term to include one special interest holder of the largest shareholder, owns 93.59% of this company’s shares.

B. Number and types of shares, share percentage, changes, and cause of changes of shares owned by largest shareholder and special interest holder
(unit: share, %)
Name	Relationship	Type of Share	No. of owned shares and percentage at end of term		Cause of Change
			No. of shares	Percentage
NHN Corporation	Self	Common Share	6,000,000	46.88%
Kim, Byung Gwan	Special Interest	Common Share	5,978,450	46.71%
Total	Common Share		11,978,450	93.59%

C. Career of Largest shareholder, or Company History in Case Largest shareholder is a Coroporation
All content related to NHN Corporation was based on the data the company disclosed for the 4th quarter of 2009.
- Important changes to the company over the past 5 fiscal years are as follows.
Year	Contents
APR 2005	Change of representative director(Independent representation by Kim, Bum Soo, Choi, Hwee Young)
AUG 2005	Incorporation of NHN USA Inc., to enter the US online game market (capital of 2 million USD)
JAN 2007	Change of representative director(Individual representation by Choi, Hwee Young)
MAY 2007	Commencement of official service by US game portal site(www.ijji.com)
JUN 2007	Transfer of service of the game ‘Skidrush’ to Npluto Co., Ltd.
NOV 2007	Incorporation of NAVER Japan Corp., for search engine service in Japan(capital of 0.1 billion JPY)
MAR 2008	Incorporation of NHN Taiwan Corp., for market analysis and business project searching in the China region (capital of 527,000 USD)
NOV 2008	Transfer of listing to securities market (KOSDAQ listing nullified)
MAR 2009	Change of representative director (Kim, Sang Hun)
MAY 2009	Split incorporation of NHN Business Platform Co., Ltd., for efficient management of the online advertising and infrastructure area (capital of 5 billion KRW)
(1) Location of Company HQ and Changes Thereto
The location of the HQ of this company has been ’25-1, Bundang Venture Tower Jeongja-dong, Seongnam Si Bundang-gu, Gyeonggi-Do’ since March 2006, till the present.

(2) Important Changes in Management
The current representative director of NHN is Kim, Sang Hun, who took office as per the resolution of the board of directors after the previous representative director Choi, Hween Young took office as representative director of NHN Business Platform on March 30th, 2009.

(3) Merger by the Company
(1) Split
Item	Splitting Company (Remaining Company)	New Company
Name	NHN Corporation	NHN Business Platform Co., Ltd.
Date and Purpose of Split	Date: May 1st, 2009 Purpose of Split: Enhancement of online advertisement products, cost control, and efficient management of assets
Method of Split	Material split
Area of Business	All areas of business save those transferred to new company	Sales/business platform area, infrastructure area
Size of Split	Approximately 2,800 persons	Approximately 600 persons
Listing(maintenance)	Listing maintained	Unlisted
Note: Refer to merger etc., completion report dated June 1st, 2009

(4) Director and Auditor Status
(as of December 31st, 2009)
Class	Name	Title	Duty	Transaction w/ Company	Note
Full-time	Lee, Hae Jin	Chairperson, Board of Directors	CSO	Owner of 2,235,283 Common Shares	-
Full-time	Kim, Sang Hun	Representative Director	CEO	Owner of 1,500 Common Shares	-
Full-time	Lee, Jun Ho	Director	COO	Owner of 2,000,000 Common Shares	-
Full-time	Hwang, In Jun	Director	CFO	Owner of 700 Common Shares	-
Full-time	Kim, Jung Ho	Director	Game Department Head	Owner of 200,000 Common Shares	-
Full-time	Choi, Hwee Young	Director	CEO of NHN Business Platform Co., Ltd.	Owner of 73,900 Common Shares	-
Outside	Boo, Gyung Hoon	Outside Director	Member of Audit Committee	Owner of 3,320 Common Shares	-
Outside	Yoon, Jae Seung	Outside Director	Member of Audit Committee	-	-
Outside	Kim, Gi Sup	Outside Director	Member of Audit Committee	Owner of 4,000 Common Shares	Resigned
Note: Former outside director and audit committee member Kim, Gi Sup resigned his office on January 26th, 2010, for personal reasons and Do, Hyun Soon, nominee for outside director and audit committee member is expected to be appointed at the 11th general assembly of shareholders.

(5) Large Shareholder Status
As of: December 31st, 2009
Shareholder Name	No. of Shares Owned (shares)	Percentage(%)	Transactions with Company	Note
Largest shareholder Etc. (Lee, Hae Jin and others)	5,616,306	11.67	Owns 30,000 shares of stock options	-
NORGES BANK KOREA etc.	3,473,794	7.22	-	-
Mirae Asset Financial Group Co., Ltd.	3,190,300	6.63	-	-
National Pension Funds	2,605,238	5.41	-	-
Lazard Asset Management LLC etc.	2,549,259	5.30	-	-
NXC Co., Ltd.	2,038,222	4.24	-	-

(6) Operation Results and Financial Status of Past 3 Years
1) Operation Results

Condensed Income Statement
Term 11: January 1, 2009 ~ December 31, 2009
Term 10: January 1, 2008 ~ December 31, 2008
Term 09: January 1, 2007 ~ December 31, 2007
(unit: million KRW)
Item	Term 11	Term 10	Term 9
Ⅰ. Sales	1,237,111	1,208,127	920,209
Ⅱ. Sales Cost	525,151	520,142	333,667
Ⅲ. Gross margin	711,960	687,985	586,542
Ⅳ. Selling and Administrative Expenses	180,142	196,810	197,050
Ⅴ. Operating Profit	531,819	491,175	389,492
Ⅵ. Non-operating Income	52,374	95,803	37,641
Ⅶ. Non-operating Costs	39,149	72,228	32,816
Ⅷ. Net Profits Before Corporate Tax	545,044	514,700	394,317
Ⅸ. Corporate Tax Costs	123,350	151,604	114,209
Ⅹ. Net Profit for Term	421,694	363,096	280,108

2) Property Status

Condensed Financial Chart
Term 11: As of December 31st, 2009
Term 10: As of December 31st, 2008
Term 09: As of December 31st, 2007
(unit: million KRW)
Item	Term 11	Term 10	Term 09
1. Liquid Assets	676,423	551,239	477,950
(1) Quick Assets	676,423	551,239	477,950
2. Non-liquid Assets	628,462	451,120	333,102
(1) Invested Assets	377,511	206,078	161,691
(2) Tangible Assets	191,844	188,315	128,239
(3) Intangible Assets	21,247	21,232	20,125
(4) Other Non-liquid Assets	37,859	35,495	23,047
Total Assets	1,304,885	1,002,359	811,052
1. Liquid Debts	290,734	250,418	231,756
2. Non-liquid Debts	30,666	133,154	110,361
Total Debts	321,400	383,572	342,117
1. Capital	24,064	24,064	23,924
2. Capital Surplus	194,073	194,073	158,045
3. Capital Adjustment	(-)567,187	(-)516,855	(-)266,406
4. Other overall profit and loss totals	24,593	30,787	(-)3,536
5. Profit Surplus	1,307,943	886,718	556,908
Capital Total	983,486	618,787	468,935
Total Debt and Capital	1,304,885	1,002,359	811,052

2. Change of Largest shareholder over Past 3 Years
(unit: share, %)
Name	Date of change of largest shareholder / shares	Shares Owned	Share Percentage	Note
NHN Corporation	2004.10.26	400,000	100.00	-
NHN Corporation	2005.04.13	600,000	100.00	Paid-in capital increase
NHN Corporation	2006.02.21	600,000	68.42	Paid-in capital increase
NHN Corporation	2006.07.21	600,000	65.00	Paid-in capital increase
NHN Corporation	2007.06.05	600,000	46.88	Paid-in capital increase
NHN Corporation	2009.01.14	6,000,000	46.88	Stock Split

3. Distribution of Shares
A. Share Ownership Status of Shareholders with 5% or More
[As of the date of submission of report]                                                                                                                                (unit: share, %)
Name	Type of Share	No. of Shares Owned(percentage)		Note
		No. of Shares	Percentage
NHN Corporation	Common Shares	6,000,000	46.88
Kim, Byung Gwan	Common Shares	5,978,450	46.71
Total	Common Shares	11,978,450	93.59

B. Stock Ownership of Employee Stock Ownership Association

[As of the date of submission of report]                                                                                                                                (unit: share, %)
Name	Type of Share	No. of Shares Owned(percentage)		Note
		No. of Shares	Percentage
Employee Stock Ownership Association	Common Shares	461,550	3.61%

C. Minority Shareholder Status
[As of the date of submission of report]                                                                                                                 (unit: share, %)
Name	Shareholder		Owned Shares		Note
	No. of Shareholders	Percentage	No. of Shares	Percentage
Small Shareholder	4	57.14	360,000	2.81%
Total	7	100%	360,000	100%

4. Share Work

New Share Acquisition Rights as per the Articles of Incorporation
① When issuing new shares, the shareholders of this company have the right to receive new shares proportional to the shares they own, and all matters on issuance of new shares is decided by resolution of the board of directors.
② Despite paragraph 1, the board of directors can designate the allotment of or persons to receive new shares by resolution in the following cases.
1. When new shares are issued through the general capital increase by public offering method by resolution of the board.
2. When new shares are given by priority to members of the employee stock ownership association.
3. When new shares are issued following the exercise of stock options.
4. When new shares are issued by the overseas issuance of Depository Receipts(DR)
5. When the company gives foreign investors priority of new shares as per the Foreign Investment Promotion Act due to operational needs.
6. When issuing new shares to Korean nationals or domestic corporations within the limit of 50% of total issued shares by operational needs such as strategic affiliation or emergency procurement of funds.
7. When allotting shares within the limit of up to 50% of total issued shares to new technology finance companies and new technology investment syndicates as per the Support for New Technology Finance Act, small and medium business establishment investment companies and small and medium business establishment investment syndicates as per the Support for Small and Medium Business Establishment Act, or institutional investors as per the Corporate Tax Act.
8. Allotting up to 50% of total issued shares to affiliates for the purpose of introducing technologies.
③ Treatment of situations in which shareholders forfeit or lose the right to receive new shares fractional shares appear when allotting new shares is to be decided by resolution of the board of directors.

Date of Settlement	December 31st	General Assembly of Shareholders	Within 3 months of termination of each fiscal year
Time for Closing the List of Shareholders
① This company suspends altering shareholder’s list entries related to rights from January 1st to January 31st of each year.
② This company regards the shareholders listed in the shareholder’s list as of December 31st of each year as those with rights at the general assembly of shareholders for that settlement period.
③ When needed for the gathering of an extraordinary assembly of shareholders etc., the board of directors can, by resolution, suspend alterations to shareholder’s list entries regarding rights for a designated period of time which cannot exceed 3 months or designated shareholders listed as of a date designated by resolution of the board of directors as those with rights. When the board of directors deems it necessary, both measures can be taken simultaneously. The company must announce such measures at least 2 weeks prior.

Type of Share Certificate	Share certificates are comprised of the 8 types of one shares, 5 shares, 10 shares, 50 shares, 100 shares, 500 shares,1000 shares, and 10,000 shares.
Transfer Agent	Before listing or registration of this company, stock related affairs are handled by the HQ management department.
Benefits of Shareholders	-
Paper of Announcement	Hankyung Newspaper

5. Share Value and Share Transaction Results
[Not applicable]

VII. Items on Executives and Employees Etc.

1.  Employee and Executive Status

A. Executive Status
(unit: share)
Title	Registration (Y/N)	Name	DOB	Career	Area of Operation	Term/Length of Employment	Shares Owned
							Common Shares	Preferred Shares
Representative Director	Registered Executive	Kim, Byung Gwan	73.01.15	-NHN Game Production Team Leader - NHN Hangame Department Head - NHN Game Department Head	General Management	2008.03.28 ~2011.03.27	5,978,450	-
Director	Registered Executive	Hwang, In Jun	65.06.16	- Bachelor’s in Economy from Seoul University - Masters from New York University - Woori Financial Group Co., Ltd. - Executive Director of Woori Investment and Securities Co., Ltd., IB Dept. - NHN CFO	Finance	2008.11.28~ 2011.11.27	-	-
Director	Registered Executive	Jung, Wook	72.12.15	- Bachelor in Inorganic Material Engineering from Seoul Univ. - Accenture - Freeechal NHN Director (Acting Hangame Representative)	Game	2010.3.26 ~ 2013.3.25	-	-
Auditor	Registered Executive	Kim, Hyun Sung	71.12.07	- Master’s in Law from Seoul Univ. - NHN Managing Director	Audit	2008.11.28 ~ 2011.11.27	-	-

B.	Executive Compensation Insurance Status

C.	The company does not have executive compensation insurance.

C. Employee Status
(1) Employee Status
[As of: December 31st, 2009]                                                                                                (unit: person, 1,000 KRW)
Item	No. of Employees				Average Term of Employment	Total Yearly Wage	Average Wage per Person	Note
	Development	Development Support	Management Support	Total
Male	137	14	5	156	2.2 yrs	5,609,638,640	35,959,222
Female	22	3	2	27	1.8 yrs	996,969,020	36,924,779
Total	159	17	7	183	2.1 yrs	6,606,607,660	36,101,681
- Executives are excluded from the number of employees.
- The figures for average wage per person were acquired by dividing the total wage paid for the year 2009 by the number of employees as of the end of 2009, and may be different with actual average wage.

(2) Status of Labor Unions Etc.
This company does not have a labor union.

2. Wages of Executives Etc.
A. Wages of Executives Etc.
[Term: January 1, 2009 ~ December 31, 2009]                                                                                                                     (unit: KRW)
Wage Payment Standard	Wage limit approved by 9th general assembly of shareholders	Paid funds for 2009	Average wage per person	Total amount of fair value of stock options
Director	500,000,000	149,643,840	49,881,280	-
Total	500,000,000	149,643,840	49,881,280	-
- The average wage per person was attained by dividing by the number of registered directors(3) as of December 31, 2009.

D.	Stock Option Status
[As of: April 21st, 2010]                                                                                                (unit: shares, KRW)
Receiving Party	Relationship	Date	Method	Type	Changed No.			Unexercised No.	Term	Price
					Granted	Exercised	Cancelled
No, Dong Hwan and 35 others	Employee	2007-12-01	Issuance of New Shares	Common Shares	178,200	-	168,800	9,400	2009.12.01 2012.11.30	700
Lee, In Gyu and 54 others	Employee	2008-12-01	Issuance of New Shares	Common Shares	225,650	-	115,900	109,750	2009.12.01 2013.11.30	8,906
Park, Jung Suk and 7 others	Employee	2010-03-08	Issuance of New Shares	Common Shares	39,000	-	3,000	36,000	2012.03.08 2015.03.07	8,906
Total					442,850		287,700	155,150

VIII. Other Items Required to Protect Investors

1. Progress‧Alterations to Announced Items and General Assembly of Shareholders Status
A. Progress‧Alterations to Announced Items
[Not applicable]

B. Summary of Minutes of General Assembly of Shareholders
Date	Item	Resolution	Note
6th General Assembly of Shareholders (2010.03.26)	- Authorization of balance sheet, income statement, and profit surplus disposition statement - Appointment of director - Authorization of limit for wage of directors - Authorization of limit for wage of auditors - Authorization of stock options	Resolved	-

2. Unforeseen Debts Etc.
A. Important Legal Trials Etc.
[Not applicable]

B. Status of Bonds‧Checks for Pledge or Security
[Not applicable]